Exhibit 2.1

EQUITY PURCHASE AGREEMENT

dated as of

June 24, 2014

by and among

H.B. FULLER SINGAPORE PTE., LTD.

(Purchaser)

and

EACH OF THE SELLERS

SET FORTH ON THE SIGNATURE PAGES HERETO

(collectively, Sellers)

AND THE

SELLERS’ REPRESENTATIVE IDENTIFIED HEREIN

(solely in its capacity as such)

i

ii

EXHIBITS

Exhibit A-1	Employment Agreement - SELLER A
Exhibit A-2	Employment Agreement - SELLER B
Exhibit A-3	Employment Agreement - SELLER C
Exhibit A-4	Employment Agreement - SELLER D
Exhibit B	GCMT Shareholders Consent and Board Resolution
Exhibit C	CJV Contract

SCHEDULES

1.1	Business Planning
2.1	Sellers’ Equity
2.2	Pro-Rata Allocation of Purchase Price
6.6	Removed Officers
6.7(a)	Restricted Jurisdictions
6.9	Key Employees
6.10	Essential Governmental Approvals
6.13	Facility Reorganization Plan
8.1(g)	System and Certificate Renewals
8.1(k)	Other Required Closing Deliveries
Disclosure Schedule	Seller Disclosure Schedule

iii

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT dated as of June 24, 2014 (this “Agreement”) is entered by and between:

(a) H.B. Fuller Singapore Pte., Ltd., a corporation organized under the laws of Singapore, with a registered address at 8 Marina Boulevard #05-02, Marina Bay Financial Centre Tower 1, Singapore 018981 (the “Purchaser”);

(b) Mr. ZHAI Haichao, a citizen of the People’s Republic of China (the “PRC” or “China”), with a PRC ID number of 110101196504153014 (“Seller A”);

(c) Ms. WANG Bing, a PRC citizen with a PRC ID number of 110108196504040049 (“Seller B”);

(d) Mr. LIN Xinsong, a PRC citizen with a PRC ID number of 110107196103210012 (“Seller C”);

(e) Mr. LI Yinbai, a PRC citizen with a PRC ID number of 230103196408143211(“Seller D”);

(f) Beijing Gongchuang Mingtian Investment Advisory Co., Ltd., a limited liability company organized under the laws of the PRC with its registered address at Room D- 0101, Floor 2, Building 3, Courtyard 30, Shijingshan District, Beijing, PRC (“Seller E” or “GCMT”); and

(g) Mr. ZHAI Haichao, in his capacity as the Sellers’ representative (the “Sellers’ Representative”).

Seller A, Seller B, Seller C, Seller D and Seller E, acting jointly and severally, are hereinafter collectively referred to as the “Sellers” and individually as a “Seller.” Seller A, Seller B, Seller C and Seller D, acting jointly and severally, are hereinafter collectively referred to as the “Individual Sellers” and individually as an “Individual Seller”.

Parties (a) through (g), above, are hereinafter collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

A.	WHEREAS, Tonsan Adhesive, Inc., is currently a company limited by shares organized under the PRC laws with its registered address at 5 Shuangyuan Road, Badachu High Technology Zone, Beijing, PRC (the “Company”);

B.	WHEREAS, the Company, directly or indirectly through certain of its subsidiaries, operates a business known as the “Tonsan Group” , which manufactures, markets, distributes and sells various adhesive products (the “Business”);

C.	WHEREAS, the Sellers collectively own 100% of the issued and outstanding registered capital equity of the Company (the “Equity”); and

D.	WHEREAS, the Sellers wish to sell the Equity to the Purchaser, and the Purchaser wishes to purchase the Equity from the Sellers, all on the terms and subject to the conditions set forth below, following the Company’s restructuring into a limited liability company.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. A Person shall be deemed to control another Person if (i) such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the “controlled” Person, whether through ownership of voting securities, by Contract, as trustee or executor, due to any familial relationship (including by a spouse, child, sibling, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law) or otherwise; or (ii) one Person possesses more than ten percent (10%) of the equity interest, voting power or other ownership interest of, or management control over another Person, whether through the ownership of stock, by contract or otherwise.

“Agreement” has the meaning set forth in the Recitals.

“Anti-Corruption Laws” means the FCPA, and all anti-corruption or anti-bribery Laws of the PRC and any other jurisdiction where the Business is conducted or otherwise applicable to any Group Company.

“Anti-Terrorism Laws” means Executive Order 13224 issued by the President of the United States as of September 23, 2001—Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism (as amended); the Global Terrorism Sanctions Regulations (31 C.F.R. Part 594); the Terrorism Sanctions Regulations (31 C.F.R. Part 595); the Terrorism List Governments Sanctions Regulations (31 C.F.R. Part 596); the Foreign Terrorist Organizations Sanctions Regulations (31 C.F.R. Part 597); and the Foreign Narcotics Kingpin Sanctions Regulations (31 C.F.R. Part 598); The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (as amended, commonly known as the USA PATRIOT Act); The Money Laundering Control Act of 1986, Public Law 99-570; and any similar law enacted in the United States of America.

“Business” has the meaning set forth in the recitals.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banking institutions in China, Singapore, or Minnesota, United States of America, are authorized or required by Law to close.

“Business Planning” means the growth and development plan for the Business provided by the Sellers to the Purchaser as set forth in Schedule 1.1.

“CJV Contract” has the meaning set forth in Section 2.1(e).

“CJV Business License” means the Company’s updated Business License duly issued by the competent PRC Administration of Industry and Commerce evidencing that the Purchaser has been registered with the AIC as the sole owner of the Transferred Equity and that the Company has been converted into a sino-foreign cooperative joint venture limited liability company.

“CA” means the Certificate of Approval issued by the competent Bureau of Commerce approving the conversion of the Company into a sino-foreign cooperative joint venture limited liability company jointly owned by Purchaser (owning 95% of the Equity) and Individual Sellers (each owning 1.25% of the Equity).

“Call Option” has the meaning set forth in Section 2.1(d).

“Call Option Agreement” has the meaning set forth in Section 2.1(d)(ii).

“Call Option Equity” has the meaning set forth in Section 2.1(d).

“Call Option Holder” has the meaning set forth in Section 2.1(d)(i).

“Cap” has the meaning set forth in Section 10.4(a).

“China GAAP” means GAAP as applied in the PRC.

“Claim Notice” has the meaning set forth in Section 10.6(a).

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Company” has the meaning set forth in the Recitals.

“Company Contracts” has the meaning set forth in Section 3.2(f)(i).

“Company Employees” has the meaning set forth in Section 3.4(a).

“Company Intellectual Property” has the meaning set forth in Section 3.2(h)(i).

“Company Real Property” has the meaning set forth in Section 3.2(d)(iii).

“Company Releasee” has the meaning set forth in Section 6.8.

“Company Tax Return” means any Tax Return required to be filed by or on behalf of each Group Company.

“Competing Transaction” means any of the following: (i) the direct or indirect acquisition by any Person of any equity interest in a Group Company, (ii) the purchase by any Person of a substantial portion of the assets and business of a Group Company, (iii) the merger of a Group Company with any Person, or (iv) any other transaction designed to accomplish the goal(s) to be achieved pursuant to the foregoing clauses (i)-(iii).

“Confidentiality Agreement” means that certain Non-Disclosure Agreement dated September 27, 2013 between the Company and H.B. Fuller Company.

“Consistently Applied” means the consistent use of acceptable alternative accounting methods and excludes the consistent misapplication of China GAAP.

“Contract” means any agreement, including any promissory note, bond, mortgage, indenture, contract, lease, license, purchase order, sales order, memorandum of understanding or other agreement, undertaking or binding commitment, whether or not in written form.

“Damages” means all assessments, levies, losses, fines, charges, payments, judgments, Liabilities, penalties, damages, interest, costs and expenses, including reasonable attorneys’, accountants’, investigators’, and experts’ fees and expenses.

“Direct Claim Notice” has the meaning set forth in Section 10.6(f).

“Disclosure Schedule” means the disclosure schedule delivered by the Sellers’ Representative to the Purchaser in connection with the execution of this Agreement.

“Down Payment” has the meaning set forth in Section 6.18.

“Down Payment Date” has the meaning set forth in Section 6.18.

“Effective Time” has the meaning set forth in Section 2.3.

“Embargoed Jurisdictions” means Sudan (excluding Southern Sudan), Syria, Cuba, Iran and North Korea.

“Employment Agreements” has the meaning set forth in Section 6.9.

“Environmental Law” means any Law applicable to any Group Company on or prior to the Closing Date (but in any event prior to the Effective Time) relating to human health and safety, the environment or to Hazardous Substances.

“Equity” has the meaning set forth in the Recitals.

“Essential Governmental Approvals” has the meaning set forth in Section 6.10.

“ESOP Plan” has the meaning set forth in Section 3.1(b)(iii).

“FCPA” means the U. S. Foreign Corrupt Practices Act, 15 U. S. C. §§ 78m, 78dd-1, et seq. as amended.

“Facility Reorganization” has the meaning set forth in Section 6.13.

“Financial Statements” means the balance sheets, and the statements of income, cash flows and changes in shareholder’ equity of each Group Company as of and for the years ended December 31, 2013, 2012 and 2011, prepared in accordance with China GAAP.

“Fundamental Purchaser Representations and Warranties” has the meaning set forth in Section 10.1(a)(i).

“Fundamental Seller Representations and Warranties” has the meaning set forth in Section 10.1(a)(i).

“GAAP” means, with respect to a specific jurisdiction, the generally accepted accounting principles in such jurisdiction in effect as of the applicable date, Consistently Applied.

“GCMT Shareholders” has the meaning set forth in Section 3.1(b)(v).

“Governing Documents” means, as appropriate with respect to any particular type of entity, the charter documents, articles of association, articles of incorporation, certificate of formation, articles of organization, bylaws, shareholder agreement, voting agreement, joint venture agreement, partnership agreement, and other similar documents.

“Government Official” means any (a) officer, employee, or agent of any Governmental Entity; (b) any official, employee or agent of a public international organization; (c) any Person acting in an official capacity on behalf of such government, instrumentality or public international organization; (d) any political party official or candidate for political office; or (e) a member of a royal family.

“Governmental Approvals” means any approval, authorization, consent, order, license, grant, permit, franchise, registration, qualification, certification, exemption, waiver or other authorization or benefit, issued, granted, given declared or otherwise made available by or under the authority of any Governmental Entity.

“Governmental Entity” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, central, provincial, local, municipal, foreign or other government, (c) any national or supranational body, court, tribunal or any Person or body exercising executive, legislative, judicial, regulatory or administrative functions on behalf of any entity described in the foregoing clauses (a) or (b) (including any governmental division, department, administration, agency, bureau, commission, instrumentality, office, official, organization, regulatory body or other entity and any court, arbitrator or other tribunal), or (d) any state-owned instrumentality that is either in whole or in part funded or controlled by any government or any subdivision thereof.

“Group Company” means each of the Company, Tonsan Suzhou Adhesive Co., Ltd. (“Tonsan Suzhou”), Hystic and the U.S. Sub.

“Hazardous Substances” means any pollutant, contaminant, waste or chemical, or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Law applicable to any Group Company on or prior to the Closing Date (but in any event prior to the Effective Time).

“Hystic” means Beijing Hystic New Materials Co., Ltd.

“Improvements” has the meaning set forth in Section 3.2(d)(iii)(D).

“Indebtedness” means the consolidated amount of (a) any form of interest bearing and non-interest bearing loans from banks, individuals, shareholders and related parties of any Group Company; (b) any balances for notes payable; (c) any payables incurred for the purchase of non-current assets; (d) any principals and accumulated interests for bonds or any other equivalent instruments issued; (e) any liability for leases or rental arrangements with duration of over twelve months; (f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; (g) any indemnities or guaranties issued to third parties; (h) any repayable governmental and/or tax subsidies received; (i) any severance payments, penalties or other due claims; (j) any provisions for warranties, social security contributions and other expenses as required under China GAAP; (m) any unpaid dividends, as reported in the consolidated balance sheet in the Financial Statements and the corresponding sub-ledgers or as disclosed in the corresponding notes to the Financial Statements; and (n) any prepayment penalties incurred or accrued in connection with discharging any of the foregoing.

“Indemnitee” has the meaning set forth in Section 10.6(a).

“Indemnitor” has the meaning set forth in Section 10.6(a).

“Indemnity Claim” has the meaning set forth in Section 11.1(a)(i).

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether owned or held for use under license, whether registered or unregistered, including such rights in and to: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, trade names, brand names, corporate names, assumed names, business names and all other indicia of origin, including the goodwill of the business symbolized thereby; (ii) issued patents and pending patent applications, and any and all divisions, continuations, continuations in part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights; inventions, invention disclosures, discoveries and improvements, whether or not patentable; (iii) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilation information), copyrights therein and thereto, and registrations and applications therefore, and all renewals, extensions, restorations and reversions thereof; (iv)

trade secrets (including those trade secrets defined in the United States Uniform Trade Secrets Act and under corresponding foreign Law), formulas, compositions, processes, techniques, business and technical information, know-how, non-public information, and confidential and proprietary information (including customer, financial, medical and other personal information) and rights to limit the use or disclosure thereof by any Person; (v) computer software, including data files, source and object code, application programming, user interfaces, manuals, databases and other software related specifications and documentation; and (vi) domain names and uniform resource locators.

“IT Assets” has the meaning set forth in Section 3.2(h)(iv).

“Knowledge” means the actual knowledge and construed knowledge of, (i) with respect to a Person that is an individual, such Person, and (ii) with respect to a Person that is not an individual, such Person’s senior officers and directors (including, without limitation, Sellers A through D, and any other Person who is a chairman, the president/general manager, the chief operating officer/deputy general manager, chief financial officer, chief operating officer, chief marketing officer, chief accounting officer, general counsel and any individual performing a similar function of or for any Group Company). Construed knowledge is the knowledge that should have been obtained by an individual through reasonable inquiry.

“Latest Balance Sheet” shall mean, with respect to each Group Company, the balance sheet of such Group Company as of December 31, 2013, prepared in accordance with China GAAP Consistently Applied.

“Law” means any foreign or domestic law, Order, writ, judgment, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule, regulation or legally enforceable guidance, policy or interpretation of a Governmental Entity.

“Lease” and “Leases” have the meanings set forth in Section 3.2(d)(i).

“Leased Real Property” has the meaning set forth in Section 3.2(d)(i).

“Legal Proceedings” has the meaning set forth in Section 3.3(a).

“Liability” or “Liabilities” means any debts, liabilities, commitments or obligations of any kind and description, whether accrued, unliquidated, absolute or contingent, monetary or non-monetary, direct or indirect, known or unknown or matured or unmatured or any other nature whether due or to become due, and regardless of when asserted or whether it is accrued or required to be accrued or disclosed pursuant to China GAAP.

“Lien” means any mortgage, lien, pledge, charge, hypothecation, title retention agreement, security interest, encumbrance, claim or similar restriction of any kind.

“Material Adverse Effect” or “Material Adverse Change” means any fact, condition, change, circumstance, event or effect that, individually or in the aggregate with all other facts, conditions, changes, circumstances, events and effects, is or could reasonably be expected to be materially adverse to (i) the business, assets, liabilities, properties, condition (financial or otherwise), results of operations, cash flows or prospects of any Group Company or (ii) the ability of any Seller to consummate the transactions contemplated by this Agreement; provided, however, that any adverse change attributable to conditions affecting the industry of the Business generally or the economy of the PRC generally shall not constitute a Material Adverse Effect or Material Adverse Change (unless the same has a disproportionate effect on such Group Company as compared to other Persons in the industry in which the Company operates).

“New Facility” means the building #3 located at 5 Shuangyuan Road, Badachu High Technology Zone, Beijing, PRC, construction of which commenced December 1, 2011.

“Notice Period” has the meaning set forth in Section 10.6(a).

“Order” means any judgment, order, award, decree, consent, writ, or injunction of any Governmental Entity, any conciliation agreement, settlement agreement, market conduct or financial examination report, corrective action plan or other similar agreement with any Governmental Entity (including cease-and-desist or other orders) and any award in any arbitration proceeding.

“Ordinary Course of Business” means, with respect to a Group Company, the conduct of the business by such Group Company, in a manner consistent with its past custom and practice and is taken without any separate or special authorization in the ordinary of the normal, day-to-day operations of such Group Company.

“Outside Termination Date” has the meaning set forth in Section 9.1(c).

“Owned Real Property” has the meaning set forth in Section 3.2(d)(ii).

“Party” and “Parties” have the meanings set forth in the Recitals.

“Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments which are not yet due and payable and (ii) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens for sums not yet due and payable, in each case arising in the Ordinary Course of Business.

“Person” means an individual, corporation, company limited by shares, limited liability company, partnership, association, trust, unincorporated organization, consortium, other entity or group including any Governmental Entity.

“Post-Closing Period Tax Returns” has the meaning set forth in Section 6.3(a).

“Post-Closing Periods” has the meaning set forth in Section 3.5(i).

“PRC” means the People’s Republic of China, excluding the Hong Kong Special Administrative Region and Macau.

“Pre-Closing Period Tax Returns” has the meaning set forth in Section 6.3(a).

“Pre-Closing Periods” has the meaning set forth in Section 3.5(i).

“Product Formulas” means the product formulas for the products manufactured, marketed or distributed by any Group Company on or prior to the Closing Date (but in any event prior to the Effective Time).

“Pro-Rata Allocation” has the meaning set forth in Section 2.2.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchaser” has the meaning set forth in the Recitals.

“Purchaser Deductible” has the meaning set forth in Section 10.4(b).

“Purchaser Indemnified Party” has the meaning set forth in Section 10.2.

“Purchaser Releasee” has the meaning set forth in Section 6.8.

“Real Property Contracts” has the meaning set forth in Section 3.2(d)(iii)(B).

“Real Property Laws” has the meaning set forth in Section 3.2(d)(iii)(B).

“Real Property Permits” has the meaning set forth in Section 3.2(d)(iii)(B).

“Registered Capital” means that term as defined under the PRC Laws, which generally refers to the equity capitalization of a limited liability company.

“Releasees” has the meaning set forth in Section 6.8.

“Releasor” has the meaning set forth in Section 6.8.

“Representatives” has the meaning set forth in Section 6.2.

“Restricted Jurisdictions” has the meaning set forth in Section 6.7(a).

“Restricted Party” means any person or entity: (i) named on the Specially Designated Nationals and Blocked Persons list maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury; (ii) named on any other lists maintained by the Bureau of Industry and Security of the U.S. Department of Commerce and the U.S. Department of State of parties subject to denial orders or otherwise restricted or prohibited from engaging in U.S. export transactions; or (iii) named in any executive order or any Annex to any executive order issued by the President, as a party with whom transactions by U.S. parties are prohibited.

“Restricted Person” has the meaning set forth in Section 6.7(a).

“RMB” means the legal currency of the PRC.

“Rules” has the meaning set forth in Section 11.7(a).

“Seller(s)” has the meaning set forth in the Recitals.

“Seller Deductible” has the meaning set forth in Section 10.4(a).

“Sellers’ Representative” has the meaning set forth in the Recitals.

“Straddle Period Tax Returns” has the meaning set forth in Section 6.3(b).

“Straddle Periods” has the meaning set forth in Section 6.3(b).

“Tax” or “Taxes” means all national, provincial, local, or foreign and other income, estimated income, alternative or add-on minimum, gross receipts, profits, business, license, occupation, stamp, premium, value added, consumption, utility, franchise, service, personal and real property (including special assessments or charges), sales, use, transfer, gains, excise, severance, environmental, unclaimed property, employment, unemployment, payroll, withholding, disability, social security, minimum tax, capital stock, registration, or any other tax, custom duty, ad valorem levy, governmental fee, or other like assessment or charge of any kind, together with any interest or any penalty, addition to tax, or additional amount, whether disputed or not, and including any Liability for the Taxes of any Person as a transferee or successor, by contract, or otherwise.

“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Claims” means any Damages incurred or suffered by any Group Company and relating to Taxes.

“Tax Proceeding” has the meaning set forth in Section 6.3(d).

“Tax Return” means any return, statement, declaration, form, report, claim for refund or credit, or information return or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes, including, without limitation, tax books.

“Third Party Claim” has the meaning set forth in Section 10.6(a).

“Transaction Documents” means this Agreement, the Call Option Agreement, the Call Option Equity Purchase Agreement, the Employment Agreements and the CJV Contract and the CJV Articles of Association (including all exhibits and schedules thereto).

“Transferred Equity” has the meaning set forth in Section 2.1(b).

“Title Certificates” has the meaning set forth in Section 3.2(d)(ii)(A).

“Unsanctioned Boycott” means any non-U.S. boycott which the U.S. does not sanction, as further described in (a) the 1977 amendments to the U.S. Export Administration Act (50 U.S.C. App. §§ 2401-2420) and the regulations and guidelines issued pursuant thereto, including the Export Administration Regulations (15 C.F.R. Parts 730-774) administered by the Bureau of Industry and Security of the U.S. Department of Commerce; and (b) the Ribicoff Amendment to the 1976 Tax Reform Act (Section 999 of the U.S. Internal Revenue Code).

“US Dollars” or “US$” means the legal currency of the United States of America.

ARTICLE II

THE PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Equity; Call Option. On the terms and subject to the conditions of this Agreement, at the Closing, the Purchaser shall purchase:

(a) from each of the Individual Sellers, all of each such Individual Seller’s Equity save and except one and one quarter per cent (1.25%) of the Equity, such that following the Closing each Individual Seller shall continue to own one and one quarter per cent (1.25%) of the Equity; and

(b) from GCMT, one hundred per cent (100%) of all Equity owned by GCMT,

in each case, with the Individual Sellers and GCMT, respectively, selling, conveying, transferring, assigning and delivering to the Purchaser all right, title and interest (record and beneficial) in and to such party’s Equity (the “Transferred Equity”), free and clear of all Liens. These sales and purchases of the Transferred Equity are hereinafter collectively referred to as the “Acquisition”. The percentage of each Sellers’ ownership of the Equity and their respective percentage of the Transferred Equity is set forth in Schedule 2.1.

(c) The Purchaser shall not be obliged to complete the purchase of any of the Transferred Equity unless the purchase of all the Transferred Equity is completed simultaneously.

(d) In addition, the Individual Sellers hereby agree that Purchaser (or its designee) shall have the option to purchase simultaneously (the “Call Option”) the remaining one and one-quarter per cent (1.25%) of the Equity owned respectively by each Individual Seller (the “Call Option Equity”), as follows:

(i) Purchaser may exercise the Call Option itself or designate an Affiliate as the entity that will purchase the Call Option Equity. Either Purchaser or such Affiliate, as the case may be, is hereinafter referred to as the “Call Option Holder”. The Call Option Holder must elect to exercise the Call Option in whole so that upon consummation of the Call Option, one hundred per cent (100%) of the Equity shall be owned by the Purchaser and/or the Call Option Holder, as the case may be, following completion of such transaction. The Call Option Holder shall issue written notice to the Sellers’ Representative, on behalf of all Individual Sellers, of the Call Option Holder’s exercise of the Call Option at any time between the fifth (5th) anniversary of the Closing Date and the sixth (6th) anniversary of the Closing Date (the “Call Option Period”);

(ii) Sellers and the Sellers’ Representative hereby acknowledge and agree that the Call Option granted hereunder, together with all rights and obligations related thereto, shall become legally binding on the Closing Date. The Call Option purchase price and other details relating to the exercise of the Call Option shall be separately agreed in writing (the “Call Option Agreement”) by the Purchaser, the Individual Sellers and the Sellers’ Representative (solely in its capacity as such).

(e) The Parties understand and agree that the Company shall, upon completion of the Acquisition and receipt of all relevant Governmental Approvals, be converted into a cooperative joint venture limited liability company established under and governed in accordance with the applicable Laws of the PRC. In furtherance thereof, simultaneously with the execution and delivery of this Agreement, the Parties shall execute and deliver the Cooperative Joint Venture Contract (the “CJV Contract”) attached hereto as Exhibit A-6 providing for the Parties’ respective rights and responsibilities in relation to operation of the Group Companies upon and after the Closing until completion of transactions contemplated by the Call Option granted hereunder.

(f) The allocation of Call Option Equity among the Individual Sellers is also set forth on Schedule 2.1 hereto.

Section 2.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement, the Purchaser shall pay to the Sellers a cash purchase price of one billion four hundred million Renminbi (RMB 1,400,000,000.00) (the “Purchase Price”) in consideration for the Transferred Equity, payable as set forth in Section 2.3. The Purchase Price shall be allocated among the Sellers as set forth in Schedule 2.2. The Purchase Price to which each respective Seller is entitled is hereinafter referred to as the “Pro-Rata Allocation.”

Section 2.3 Closing; Payment of Purchase Price. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of the Company, on the third Business Day after satisfaction (or waiver) of all conditions set forth in Article VIII, unless another time, date or place is agreed to by the Purchaser and the Sellers’ Representative. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” The Closing shall be effective as of 11:59 p.m. local Beijing time on the Closing Date (the “Effective Time”). At the Closing, the Purchaser shall pay to each Seller by wire transfer of offshore RMB funds an amount equal to such Seller’s respective Pro-Rata Allocation.

Section 2.4 Closing Documents. At the Closing, the closing certificates and all other documents required to be delivered pursuant to Article VIII with respect to the Closing will be exchanged.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS RELATING TO THE GROUP COMPANIES

The Sellers hereby jointly and severally represent and warrant to the Purchaser as follows in this Article III.

Section 3.1 Basic Representations and Warranties.

(a) Organization and Qualification.

(i) Each Group Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it is incorporated or formed.

(ii) Each Group Company has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now conducted.

(iii) The Sellers have provided the Purchaser with accurate and complete copies of all current Governing Documents, as currently in effect, of each Group Company.

(iv) Section 3.1(a) of the Disclosure Schedule lists the basic ownership and capitalization information of each Group Company.

(b) Capitalization.

(i) The Equity represents 100% of all equity interests of the Company. All of the Equity has been duly authorized and validly issued and is fully paid and free and clear of any Lien.

(ii) The equity interests held by the Company in each other Group Company as set forth in Section 3.1(a) of the Disclosure Schedule are free and clear of any Lien.

(iii) There is no outstanding warrant, right, option (including any employee stock option), purchase right, subscription right, conversion right, exchange right or other contracts or commitments that could require any Group Company to issue or sell any of its capital stock or equity interest, other than the Purchaser’s rights under this Agreement, except for that certain employee stock ownership plan documented by the Company dated May 18, 2010 (the “ESOP Plan”). The ESOP Plan has never been published among, or offered as a promise to, the employees of any Group Company and does not constitute a binding obligation on any Group Company to issue or sell any of their capital stock or equity interest to any employee, except for the Equity that has been issued to and is currently held by GCMT.

(iv) Section 3.1(b)(iv) of the Disclosure Schedule sets forth all the documents relating to the ESOP Plan.

(v) Section 3.1(b)(v) of the Disclosure Schedule sets forth a list of all current shareholders of GCMT (the “GCMT Shareholders”), which constitute all beneficiaries under the ESOP Plan.

(vi) The Registered Capital of each Group Company as set forth in Section 3.1(a) of the Disclosure Schedule has been fully paid in accordance with applicable Laws and each respective Group Company’s Governing Documents.

(c) Authority Relative to the Transaction Documents. Each Group Company has all requisite power and authority to enter into the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated by the Transaction Documents to which it is a party. The execution, delivery and performance of each Transaction Document to which a Group Company is a party, and the consummation of the transactions contemplated thereby by it have been (or in the case of any documents to be executed after the date hereof, will be as of the date such document is to be executed) duly and validly authorized by all requisite action of such Group Company. Each of the Transaction Documents to which a Group Company is a party has been (or in the case of any documents to be executed after the date hereof, will be as of the date such document is to be executed) duly executed and delivered by such Group Company and, assuming due authorization, execution and delivery thereof by the other parties thereto, constitutes the valid and legally binding obligation of such Group Company enforceable against it in accordance with their respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization and other similar applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(d) Consents and Approvals; No Violations.

(i) Except as provided in Schedule 6.10, no filing with or notice to, and no permit, authorization, consent or approval of, a Governmental Entity is necessary for the execution and delivery by any Group Company of the Transaction Documents to which it is a party or the consummation by any Group Company of the transactions contemplated thereby.

(ii) Except as set forth in Section 3.1(d)(ii) of the Disclosure Schedule, none of the execution, delivery or performance of this Agreement or any other Transaction Document by any Group Company to which it is a party nor the consummation by such Group Company of the transactions contemplated hereby or thereby will (A) conflict with or result in any breach of any provision of the Governing Documents of such Group Company, (B) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien) under, any of the terms, conditions or provisions of a Contract or Governmental Approval to which such Group Company is a party or by which any of them is bound or affected, or (C) violate any Law applicable to such Group Company or their respective properties.

Section 3.2 Financial and Operational Representations and Warranties.

(a) Financial Statements. Section 3.2(a) of the Disclosure Schedule contains accurate and complete copies of the Financial Statements of the Group Companies audited by a duly qualified Chinese accounting firm, which fairly and accurately present, on a consistent basis (except as described in the notes thereto), the financial position of each Group Company and the Business as of each of the dates thereof and the results of operations, cash flows and changes in shareholders’ equity for each of the periods referred to therein in accordance with China GAAP Consistently Applied. The Financial Statements have been properly derived from the books and records of the Group Companies.

(b) Books and Records. Except as set forth on Section 3.2(b) of the Disclosure Schedule, the books and records of each Group Company are properly and accurately kept, are complete in all material respects, and there are no material inaccuracies, discrepancies or omissions of any kind contained or reflected therein.

(c) Absence of Changes. Except as set forth in Section 3.2(c) of the Disclosure Schedule, since December 31, 2013, each Group Company has been conducting its business in the Ordinary Course of Business and there has not been any event, occurrence or development which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Real Property.

(i) Leased Real Property. Section 3.2(d)(i) of the Disclosure Schedule sets forth a complete and correct list of all land and buildings leased by any Group Company as of the date hereof (the “Leased Real Property”), which list includes the address and legal description of each property, the term of the lease, and the name of the parties thereto. The Sellers have delivered to the Purchaser a true and complete copy of each written lease agreement for each Leased Real Property, and in the case of any oral arrangement, a written summary of the materials terms thereof (each a “Lease” and collectively, the “Leases”). Except as set forth in Section 3.3(d)(i) of the Disclosure Schedule:

(A) Each Lease is in full force and effect, constituting legal and binding obligations of, and is legally enforceable against, the respective parties thereto.

(B) To the Knowledge of the Sellers or of the Group Companies, no party to any Lease is in breach of or default under such Lease, and there has not occurred any event which (whether with or without notice, lapse of time or the occurrence of any other event) would constitute a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(C) The parties to each Lease have not given notice to terminate any Lease or indicated intention of termination or non-renewal, nor are there any facts or circumstances that could reasonably be expected to prevent any such Lease from being renewed with identical terms and conditions thereof.

(D) The lessor to each Lease is not an Affiliate of any Seller or of any Group Company.

(E) The Group Company which is the lessee to a Lease, has not subleased or otherwise granted any Person the right use or occupy the Leased Real Property or any portion thereof.

(F) The Leased Real Property is not subject to any Lien which would entitle a third party to interfere with or disturb the relevant Group Company’s rights under such Lease while such Group Company is not in default under the Lease.

(ii) Owned Real Property. Section 3.2(d)(ii) of the Disclosure Schedule sets forth a list of all land and buildings owned by any Group Company as of the date hereof (the “Owned Real Property”),which list includes the address and description of each property. Except as set forth in Section 3.2(d)(ii) of the Disclosure Schedule:

(A) The relevant Group Company has good, valid and marketable title to all Owned Real Property free and clear of any Lien or claim from any Person, evidenced by the relevant title certificates issued by the competent PRC Governmental Entity (the “Title Certificates”). The Title Certificates are issued in accordance with applicable Laws and are in full force and effect. There are no facts or circumstances which may result in suspension, modification, revocation or non-renewal of any Title Certificate.

(B) All land premiums, land transfer prices, land use fees and other consideration of any nature whatsoever payable under the land use right contracts or land transfer contracts have been fully paid within the applicable time limits in respect of any Owned Real Property. The Group Company which is a party to such contracts has fully complied with all the other terms and conditions thereunder.

(iii) The Owned Real Property identified in Section 3.2(d)(ii) of the Disclosure Schedule and the Leased Real Property identified in Section 3.2(d)(i) of the Disclosure Schedule (collectively, the “Company Real Property”), comprise all of the real property that are necessary or sufficient for conducting the Business in the manner as currently conducted (subject to the changes anticipated by the Facility Reorganization); and none of the Group Companies is a party to any agreement or option to purchase any real property or interest therein. Except as set forth in Section 3.2(d)(iii) of the Disclosure Schedule:

(A) None of the Group Companies has received any written or oral notice from any Governmental Entity requesting structural alteration, eviction or demolishment of any Company Real Property or any part thereof and there is no basis for the issuance of any such notice or the taking of any such action.

(B) Each Company Real Property, and the current use and occupancy thereof by the Group Companies, is in compliance with all applicable Laws affecting such Company Real Property, including those pertaining to land use, zoning, construction quality and safety, fire prevention and Environmental Law (collectively, the “Real Property Laws”), and all Governmental Approvals required under the Real Property Laws (the “Real Property Permits”), as well as all Contracts in relation to acquisition of the Company Real Property (the “Real Property Contracts”). The Sellers have delivered to the Purchaser a true and complete copy of each Real Property Permit and Real Property Contract.

(C) None of the Group Companies has received any notice of violation of any Real Property Law and there is no basis for the issuance of any such notice or the taking of any action for such violation. None of the Group Companies has received any notice threatening a suspension, revocation, modification or cancellation of any Real Property Permit and there is no basis for the issuance of any such notice or the taking of any such action. To the Knowledge of the Sellers or the Group Companies, there is no pending or anticipated change in any Real Property Law that will materially impair the ownership, lease, use or occupancy of any Company Real Property or any portion thereof in the continued operation of the Business by the Group Companies as currently conducted thereon.

(D) All buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, wiring and cable installations, included in the Company Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of Business. There are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements that would, individually or in the aggregate, interfere in any respect with the use or occupancy of the Improvements or any portion thereof in the operation of the Business as currently conducted thereon.

(E) Each land parcel of Company Real Property has direct vehicular and pedestrian access to a public street adjoining such parcel of Company Real Property, or has vehicular and pedestrian access to a public street via an insurable, permanent, irrevocable and appurtenant easement benefitting such parcel of Company Real Property, and such access is not dependent on any land or other real property interest that is not included in such Company Real Property.

(F) There is no condemnation, expropriation or other Legal Proceeding in eminent domain, pending or threatened, affecting any parcel of Company Real Property or any portion thereof or interest therein. There is no Legal Proceeding or Order, pending or threatened, relating to the ownership, lease, use or occupancy of the Company Real Property or any portion thereof, or the operation of Business by the Group Companies as currently conducted thereon.

(iv) The representations and warranties contained in Section 3.2(d)(i)–(iii) do not apply to any Excluded Property.

(e) Title to Assets; Related Matters.

(i) All of the buildings, fixtures, leasehold improvements, computers, equipment and other tangible assets necessary for the conduct of the Business as now conducted and presently proposed to be conducted are (A) in good condition and repair, ordinary wear and tear excepted, and, to the Knowledge of the Sellers or of the Group Companies, are usable in the Ordinary Course of Business and (B) conform in all material respects with all applicable Laws relating to their use and operation.

(ii) Except as set forth in Section 3.2(e)(ii) of the Disclosure Schedule, each Group Company has good and marketable title to, a valid leasehold interest in, or a valid license to use, all of its properties and assets currently used in or held for use in the Business (whether tangible or intangible, including all of the properties and assets reflected in the Financial Statements, except for properties or assets sold by such Group Company in the Ordinary Course of Business since the date of such Financial Statements), free and clear of all Liens except Permitted Liens.

(iii) Except as set forth in Section 3.2(e)(iii)(A) of the Disclosure Schedule, to the Knowledge of the Sellers or of the Group Companies, the assets and properties of the Group Companies collectively constitute all assets, services, properties, goodwill and rights (including Intellectual Property rights) necessary and sufficient to operate the Business following Closing in the same manner as the Business is currently operated. Except as set forth in Section 3.2(e)(iii)(B) of the Disclosure Schedule, no asset or property used in, or held for use in, the Business is leased from or owned, directly or indirectly, by any Seller or their Affiliates (other than the Group Companies).

(f) Company Contracts.

(i) Section 3.2(f)(i) of the Disclosure Schedule sets forth, by applicable subsection (including cross references where a contract is required to be disclosed with respect to more than one subsection), a correct and complete list of the following Contracts to which any Group Company is a party or by which its assets or properties (whether tangible or intangible) are bound (all such Contracts required to be set forth on Section 3.2(f)(i) of the Disclosure Schedule are hereinafter referred to as the “Company Contracts”):

(A) an itemized list of Contracts with each customer or supplier identified in Section 3.2(k)(i) of the Disclosure Schedule.

(B) any Contract that relates to Indebtedness of any Group Company having a value individually, with respect to outstanding amount of the Indebtedness thereunder, in excess of RMB 300,000;

(C) any Contract under which (1) any Person has directly or indirectly guaranteed Indebtedness, Liabilities or other obligations of any Group Company or (2) any Group Company has directly or indirectly guaranteed Indebtedness, Liabilities or other obligations of any Person, in each such case, having a value individually in excess of RMB 300,000;

(D) any Contract relating to the making of any loan or advance by a Group Company in excess of RMB 300,000;

(E) any lease (capital or operating), license or other Contract involving any material asset or property owned, held or used by, a Group Company with annual payments in excess of RMB 600,000;

(F) any mortgage, pledge, indenture or security agreement or similar Contract creating a Lien upon any asset or property of any Group Company;

(G) any Contract for the sale or purchase of personal property having a value individually, with respect to outstanding sales or purchases thereunder, in excess of RMB 600,000;

(H) any Contract for (1) the sale or purchase of fixed assets or real estate having a value individually, with respect to outstanding sales or purchases thereunder, in excess of RMB 600,000 or (2) capital expenditures in excess of RMB 600,000 under which a Group Company will have any obligations after the date hereof;

(I) any Contract with any Governmental Entity;

(J) any outstanding power of attorney granted by a Group Company, or a legal representative of any Group Company, to any Person;

(K) any Contract or group of related Contracts with the same Person (1) continuing over a period of more than 6 months from the date or dates thereof, and (2) not terminable by a Group Company on 30 days’ or less notice without penalty or for a cost of less than RMB 600,000;

(L) any Contract concerning Intellectual Property, including agreements pursuant to which a Group Company is licensed or otherwise permitted to use or hold for use any rights under any Intellectual Property (but excluding licenses for commercial “off-the-shelf” or “shrink-wrap” software that (A) has not been modified or customized for such Group Company, and (B) is licensed to such Group Company for a one-time fee or an annual fee of RMB 300,000 or less), and agreements pursuant to which a Group Company grants any license or otherwise permits any Person to use or hold for use any rights under any Intellectual Property;

(M) any Contract that (1) restricts in any respect or contains limitations on the ability of any Group Company to compete in any line of business or to solicit customers, suppliers or any other business (including any employees or contractors thereof), anywhere in the world, including any “non-competition” or “non-solicitation” provisions, (2) contains any exclusivity provision binding on a Group Company or that limits or purports to limit the ability of such Group Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or property; (3) grants to any Person preferential pricing with respect to the purchase of products or services from any Group Company, including by virtue of a “most-favored-customer” provision, (4) grants to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets which are material to a Group Company, or (5) documents a transaction, arrangement or relations between a Group Company on the one hand, and any Affiliate of any of the Group Companies on the other;

(N) any joint venture agreement, shareholder agreement, voting agreement (either with respect to any of the Equity or any other equity interests in any Group Company) or the appointment of the officers or directors of a Group Company;

(O) any Contract for, or setting forth any of the terms or conditions relating to, the employment or engagement or termination thereof with respect to any director or officer or consultant of the Company;

(P) any Contract for, or setting forth any of the terms or conditions relating to, (1) the employment or engagement of any employee, dependent contractor or independent contractor of the Company, in each case which provides for annual compensation in excess of RMB 300,000, or (2) the termination of any employee, dependent contractor or independent contractor of the Company, in each case which provides for any separation amount or severance payment in excess of RMB 150,000 or the statutory minimum, whichever is lower;

(Q) any Contract, letter of intent, term sheet or similar arrangement involving the sale or purchase of substantially all of the assets or capital stock of any Person or a merger, consolidation or business combination transaction;

(R) any Contract otherwise required to be listed under other subsections of Section 3.2 hereof; and

(S) any other Contract not entered into in the Ordinary Course of Business.

(ii) In respect of each written Company Contract identified in Section 3.2(f)(i) of the Disclosure Schedule, a true, complete and correct copy thereof and include all amendments and modifications thereto has been delivered to the Purchaser. Section 3.2(f)(i) of the Disclosure Schedule also sets forth a true, correct and complete summary of the material terms and provisions of any oral Company Contract (as amended or modified). Each Company Contract is valid and enforceable in accordance with its terms against the Group Company that is a party thereto and, to the Knowledge of the Sellers or of the Group Companies, against each of the other parties thereto. The relevant Group Company has performed all of the material obligations required to be performed by it to date, and is not in material default under such Company Contract. To the Knowledge of the Sellers or of the Group Companies, the counterparties to a Company Contract (other than any Group Company) are not in material default thereunder. The Company has not received from any counterparties in connection with any of the Company Contracts (A) any notice that any such party intends to terminate such Company Contract; or (B) any claim for Damages or indemnification with respect to the products or performance of services pursuant to such Company Contract.

(iii) Section 3.2(f)(iii) of the Disclosure Schedule identifies each Company Contract that, in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, (A) requires the consent of, or notice to, the other party thereto to avoid any breach, default or violation of such Company Contract, or (B) permits the other party thereto to terminate, modify, accelerate or cancel such Company Contract.

(g) Insurance Matters. Section 3.2(g) of the Disclosure Schedule sets forth a correct and complete list of each insurance policy maintained on the date hereof by or for the benefit of the Business or any Group Company. Each such policy is in full force and effect and all premiums due thereon have been paid. The relevant Group Company has complied in all material respects with the terms and provisions of such policies and is not in default with respect to its obligations under the policies applicable to it. There is no claim by or for the benefit of the Business or any Group Company pending as of the date hereof under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. The relevant Group Company has not received notice of default under any such policy, nor has it received written notice of any pending or, to the Knowledge of the Sellers or of the Group Companies, threatened termination or cancellation, coverage limitation or reduction, or material premium or deductible increase with respect to any such policy.

(h) Intellectual Property.

(i) Except as set forth in Section 3.2(h)(i) of the Disclosure Schedule, the Group Companies own, license or have rights to use all Intellectual Property that are owned, used, held for use by the Group Companies in connection with the operation of the Business as currently conducted or historically conducted by the Group Companies prior to the Effective Time (the “Company Intellectual Property”) and the Company Intellectual Property constitute all the Intellectual Property necessary for the conduct of the Business as currently conducted by the Group Companies.

(ii) Section 3.2(h)(ii) of the Disclosure Schedule is a correct and complete list of all Company Intellectual Property issued by, registered with or renewed by, or the subject of a pending application before, any Governmental Entity, whether owned by, licensed or otherwise made available for use to, any of the Group Companies, which shall lists the registration or application numbers, registration filing dates, countries in which registered or filed and expiration dates for registrations listed thereon and the owner of such Company Intellectual Property, and with respect to registered trademarks, shall also sets forth a list of all goods and services in which such trademarks are registered or applied for. Each of the applications to register or obtain any copyrights, patents or trademarks listed in Section 3.2(h)(ii) of the Disclosure Schedule is pending and in good standing without final rejection or denial or challenge of any kind. There are no unregistered trademarks, service marks, logos, designs or copyrights that are material to the conduct of the Business by Group Companies as presently conducted.

(iii) Section 3.2(h)(iii) of the Disclosure Schedule is a correct and complete list and sufficient description of all Company Intellectual Property not covered by any registration with any Governmental Entity, including Product Formulas, whether owned by, licensed or otherwise made available for use to, any of the Group Companies. Each of the Product Formulas listed therein is documented in writing or otherwise properly recorded and the documentation and records relating to each of the Product Formulas is current, accurate and complete in all respects, and, upon delivery to the Purchaser upon Closing, will enable the Purchaser to continue manufacturing the products of the same quality, function, and specifications as the products currently being manufactured by the Business by using such Product Formulas.

(iv) Except as specifically identified in Section 3.2(h)(ii) or Section 3.2(h)(iii) of the Disclosure Schedule, as applicable, (A) there is no Company Intellectual Property that is licensed or otherwise made available from any Person by any of the Group Companies; (B) there is no Company Intellectual Property that is jointly owned with any Person; and (C) no Group Company has granted any licenses, sublicenses, options or rights of any kind to any Person relating to any Company Intellectual Property. Subject to the rights of third parties identified in Section 3.2(h)(ii) or Section 3.2(h)(iii) of the Disclosure Schedule, all Company Intellectual Property are free and clear of all Liens or claims of any Person, and are used exclusively by the Group Companies in the conduct of the Business.

(v) All Company Intellectual Property is valid, subsisting and enforceable, and, to the Knowledge of the Sellers or of the Group Companies, there is no Order, or Legal Proceeding pending, or to the Knowledge of the Sellers or of the Group Companies, threatened against or otherwise affecting any of the Group Companies with respect to the ownership, validity, enforceability, effectiveness or use of any of the Company Intellectual Property. Each Company Intellectual Property will be owned, licensed and available for use on identical terms following the consummation of the transactions contemplated hereby as such items were owned, licensed and available for use by the Group Companies prior to the consummation of the transactions contemplated hereby, without any loss of or impairment to any such rights whatsoever.

(vi) Neither the conduct of the Business nor the Company Intellectual Property infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, the Intellectual Property rights of any Person. To the Knowledge of the Sellers or of the Group Companies, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property right, and no such claims have been made by any Group Company against any Person.

(vii) Each Group Company has sufficient rights to use all computer software, middleware and systems, information technology equipment, and associated documentation used or held for use in connection with the operation of the Business as presently conducted (the “IT Assets”). To the Knowledge of the Sellers or of the Group Companies, no Person has gained unauthorized access to any IT Assets.

(viii) No former or current personnel have any claim against any Group Company in connection with such personnel’s involvement in the conception and development of any Company Intellectual Property; and no such claim has been asserted or, to the Knowledge of Sellers or of the Group Companies, is threatened. None of the former or current officers and employees of the Group Companies has any patent issued, copyright registered, or application pending for any device, process, design or invention of any kind now used or needed by the any Group Company in the furtherance of its business operations, which patents, registrations, or applications have not been assigned to a Group Company, with such assignment duly recorded in the State Intellectual Property Office of the PRC.

(ix) No Product Formula, or other trade secret or know-how that is material to the Business as currently operated or as proposed to be operated has been disclosed or authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the proprietary interests in and to such trade secrets and know-how. The Group Companies have taken all reasonable precautions to protect the secrecy and value of all Product Formulas, and of other trade secrets and know-how, which shall be no less than the protection measures customarily used in the industries of the Business to protect rights of like importance. Since December 31, 2010, no Person has had unauthorized access, altered, stolen other otherwise misappropriated any Product Formula, customer data or other information of a sensitive nature from any Group Company.

(i) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers, the Group Companies or any of their respective Affiliates, payable by any Group Company.

(j) Transactions with Affiliates. Section 3.2(j) of the Disclosure Schedule sets forth a correct and complete list of all Contracts and other arrangements (including any intercompany loans, financial arrangements, supplier or service provider arrangements or agreements with respect to tangible or intangible property), in effect at any time since December 31, 2010, between a Group Company, on the one hand, and any Seller or any Affiliates of the Sellers or of the Group Companies, on the other hand, other than related to the employment of such Person by any Group Company that has been disclosed under Section 3.4 of the Disclosure Schedule. Except as set forth in Section 3.2(j) of the Disclosure Schedule, no Seller nor any of their Affiliates has any direct or indirect ownership interest in any Person (other than the Group Companies) which competes or has a business relationship with any Group Company.

(k) Customers and Suppliers.

(i) Section 3.2(k)(i) of the Disclosure Schedule lists, by year, for each of the past two fiscal years (2012 and 2013) and the five (5) month period ending May 2014: (A) the top 20 customers of each Group Company and amount of purchases by each such customer per each such period, and (B) the top 20 suppliers of each Group Company and amount of goods/services sold to Group Companies by each such supplier per each such period, together with a description of goods/services being provided to the Group Companies.

(ii) With respect to the customers and suppliers listed in Section 3.2(k)(i) of the Disclosure Schedule, the Group Companies have not received any communication indicating that, and, to the Knowledge of the Sellers or of the Group Companies, there are no facts or circumstances indicating that, (A) any such supplier or customer is terminating or materially reducing or making any materially adverse change in, or desires or intends to terminate or materially reduce or make any materially adverse change in, any aspect of its business relationship with the Group Companies; or (B) any such supplier or customer is, or could be reasonably expected to be, declared bankrupt or subject of bankruptcy, dissolution or liquidation proceedings or unable to pay its debts as they become due. To the Knowledge of Sellers or of the Group Companies, the consummation of the transactions contemplated herein will not adversely affect in any material manner the business relationship of any Group Company with any such supplier or customer.

(iii) Section 3.2(k)(iii) of the Disclosure Schedules lists each trade allowance, trade in, billback, rebate, discount or similar program of or for each Group Company for the benefit of or with any supplier or customer of any Group Company related to the Business, regardless of whether there exists any liability to make or receive any payment thereunder.

(l) Product Warranties; Product Liability.

(i) Except as set forth in Section 3.2(l)(i) of the Disclosure Schedule, the product manufactured, sold, or delivered by the Group Companies is not subject to any guarantee, warranty or other indemnity beyond the applicable standard terms and conditions of sale and lease shown in such Section of the Disclosure Schedule.

(ii) Except as set forth in Section 3.2(l)(ii) of the Disclosure Schedule, each product manufactured, marketed or distributed by a Group Company associated with the Business confirm with all applicable Laws, national and industrial standards, and standards imposed by the relevant Contract, including all applicable express and implied warranties.

(iii) Except as set forth in Section 3.2(l)(iii) of the Company Disclosure Schedule, since December 31, 2010, none of the Group Companies have instituted or been requested or required to implement any product recall of any products, nor is there, to the Knowledge of the Sellers or of the Group Companies, any basis upon which any Group Company could be reasonably expected to be required to implement any product recall of any products.

(iv) Except as set forth in Section 3.2(l)(iv) of the Company Disclosure Schedule, since December 31, 2010, there has not been any product liability claim or product quality claim (whether based on Contract or tort) asserted against any Group Company with respect to any product manufactured, marketed or distributed by any Group Company. All such outstanding claims have been adequately reserved against in the Financial Statements.

(m) Inventory. With respect to all raw materials, work in process, finished goods, supplies, parts, packaging materials and other inventories owned by each Group Company on the Closing Date, except in each case subject to the adequate customary reserves for inventory writedown reflected in the Latest Balance Sheet as adjusted for the passage of time through Closing in accordance with past custom and practice (i) all of such inventory is merchantable and fit for the purpose for which it was procured or produced, (ii) all of such inventory other than inventory written off on the Latest Balance Sheet, consists of a quality and quantity usable and salable in its Ordinary Course of Business, (iii) none of such inventory is slow moving, obsolete, damaged or defective, (iv) the quantities of each item of such inventory are not excessive and are reasonable in the present circumstances of such Group Company, (v) all of such inventory not written off has been priced at the lower of cost or market value on first in, first out basis, and (vi) none of such inventory is on consignment, except as set forth in Section 3.2(m) of the Disclosure Schedule.

(n) Accounts Receivable.

(i) All accounts receivable of each Group Company have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and are valid obligations owing to such Group Company.

(ii) Except as set forth on Section 3.2(n)(ii) of the Disclosure Schedule, as of December 31, 2013, none of the accounts receivable are overdue with respect to their payment terms by more than 90 days, nor has any Group Company amended or waived any payment terms, including without limitation to reduce the amount owed or extend the time of payment, except for amendments or waivers (A) in the Ordinary Course of Business or (B) that are not material in amounts either individually or in the aggregate.

(iii) Except as set forth on Section 3.2(n)(iii) of the Disclosure Schedule, no payor of any of such accounts receivable has given any Group Company notice that it does not intend to timely pay such accounts receivable in full. To the Knowledge of the Sellers or of the Group Companies, except as set forth on Section 3.2(n)(iii) of the Company Disclosure Schedule, the payors of all accounts receivable of each Group Company are able to timely pay such receivables in the Ordinary Course of Business consistent with past practices at the aggregate recorded amounts thereof.

(o) No Leakage. Except as set forth on Section 3.2(o) of the Disclosure Schedule, as of the Closing Date none of the transactions or matters prohibited by Section 6.1(c) has occurred.

Section 3.3 Legal Representations and Warranties.

(a) Legal Proceedings. Except as set forth in Section 3.3(a) of the Disclosure Schedule, there are no judicial or administrative actions, demands, claims, litigation, suits, mediations, arbitrations, orders, inquiries or proceedings (collectively, “Legal Proceedings”) pending or, to the Knowledge of the Sellers or of the Group Companies, threatened against any Group Company or relating to the Business. Except as set forth in Section 3.3(a) of the Disclosure Schedule, there are no Legal Proceedings initiated by a Group Company. There is no Legal Proceeding pending or, to the Knowledge of the Sellers or of the Group Companies, threatened, that questions the validity of any Transaction Document or of any action taken or to be taken by any Seller or any Group Company or their respective Affiliates in connection with the Transaction Documents or the transactions contemplated thereby. Except as set forth in Section 3.3(a) of the Disclosure Schedule, neither the Business nor any of the Group Companies is subject to or in default under any Order. Except as set forth in Section 3.3(a) of the Disclosure Schedule neither any of the Sellers nor any of the Group Companies have received an oral or written communication from any Governmental Entity indicating that Tonsan Suzhou may be subject to an enforcement action or request to discontinue or relocate its operations as a result of being located in a “targeted” area as such term has been defined by the competent Governmental Entity in its “2012 Rectification Plan” or otherwise.

(b) Environmental Matters.

(i) Except as set forth in Section 3.3(b)(i) of the Disclosure Schedule: (A) each Group Company has been in compliance with all applicable Environmental Laws; and (B) each Group Company possesses and has been in compliance with all Governmental Approvals required under Environmental Laws for the conduct of the Business; and (C) to the Knowledge of the Sellers and the Group Companies, there is no pending or anticipated change in any Environmental Law that will materially impair the ability of the Group Companies to conduct the Business as currently conducted (subject to the changes anticipated by the Business Planning or that may result from the Facility Reorganization).

(ii) Except as set forth in Section 3.3(b)(ii) of the Disclosure Schedule, none of the real property (including the soil, surface or subsurface water within or beneath such real property) currently or formerly owned, leased, occupied or used by any Group Company contains or has contained any Hazardous Materials, for which any Group Company may be held liable for any clean-up costs, or remediation work or other Liabilities under Environmental Laws.

(iii) None of the Group Companies have entered into any Contract assuming any Liabilities under any Environmental Laws.

(c) No Undisclosed Liabilities or Off Balance Sheet Indebtedness. No Group Company has any Liabilities other than (i) executory and performance obligations under Contracts to which it is a party, (ii) Liabilities specifically accrued for on the Latest Balance Sheet or which have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business (none of which is a Liability for breach of contract, breach of warranty, violation of Law, tort infringement, claim or lawsuit), or (iii) those Liabilities expressly set forth on Section 3.3(c) of the Disclosure Schedule. Except as set forth on Section 3.3(c) of the Disclosure Schedule, no Group Company has any Indebtedness that does not appear as a liability on such Group Company’s balance sheet if there is recourse, by Contract or operation of law, with respect to the payment of such Indebtedness to the property or assets of such Group Company, to the extent of such recourse.

(d) Compliance With Laws.

(i) Except as set forth in Section 3.3(d)(i) of the Disclosure Schedule, each Group Company is and has been, and the Business is and have been conducted, in all material respects with applicable Law.

(ii) Except as set forth in Section 3.3(d)(ii)(A) of the Disclosure Schedule, all Governmental Approvals necessary for the legal establishment or maintenance of good standing of each Group Company, or necessary for the Group Companies to conduct the Business as presently conducted or to own, operate and use their respective properties and assets, have been duly obtained and are in full force and effect, and the relevant Group Companies have complied with all terms and conditions thereof. There are no Legal Proceedings pending, or to the Knowledge of the Sellers or of the Group Companies, threatened that could reasonably be expected to result in the revocation, cancellation, suspension, modification or non-renewal of any such Governmental Approval. Except as set forth in Section 3.3(d)(ii)(B) of the Disclosure Schedule, the execution and delivery of this Agreement and other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not adversely affect any such Governmental Approval or result in the revocation, cancellation, suspension, modification, or non-renewal of any such Governmental Approval, such that all Governmental Approvals shall be available for use by the relevant Group Companies immediately after the Closing, in each case to the same extent such Governmental Approval was available for use immediately prior to the Closing.

(iii) Each Group Company, and each officer, director, employee, agent or other Person acting on behalf of such Group Company, has at all times acted (A) in a manner such that none of the Group Companies has, directly or indirectly, conducted, directed or facilitated any business with any Restricted Party or in any Embargoed Jurisdiction, other than those identified in Section 3.3(d)(iii) of the Disclosure Schedule (which shall include a list and description of all activities performed with each Restricted Person or in each Embargoed Jurisdiction); and (B) without notice that the Company or any officer, director, employee, agent or other Person acting on behalf of such Group Company is (x) a Restricted Party or (y) in violation of any of the Anti-Terrorism Laws.

(iv) No act or transaction has been effected or will be effected by or on behalf of any Group Company, its owners, officers, employees, or agents or any other Person acting on its behalf which has involved, may involve or will involve (A) a violation of any Anti-Corruption Law; or (B) entering into any contract, agreement or other arrangement, whether written or oral, to cooperate with any Unsanctioned Boycott, other than those contracts, agreements or other arrangements listed in Section 3.3(d)(iv) of the Disclosure Schedule.

(v) None of the Group Companies nor any Person acting on behalf or in support of any Group Company has taken any action in furtherance of making an offer, payment, gift, promise to pay, or authorization of the giving of anything of value, to any Government Official or to any Person while knowing or having reason to know that all or some portion of the consideration remitted to that Person will be offered, given, or promised to a Government Official, for the purpose of (i) influencing any act, decision, or failure to act by a Government Official in his or her official capacity, (ii) inducing such Government Official to use his or her influence to affect any act or decision of a Governmental Entity, (iii) obtaining, retaining or directing any business, or (iv) pursuing the issuance of any Governmental Approval or any other commercial or regulatory benefits in connection with the establishment or operation of any Group Company.

(vi) To the Knowledge of the Sellers or the Group Companies, except as set forth in Section 3.3(d)(vi) of the Disclosure Schedule, for the three (3) years prior to the date hereof, none of the Group Companies has had a direct or indirect owner, director, officer, employee, or agent who is a Government Official or is an immediate family member of a Government Official.

(vii) None of the Group Companies has ever been the subject of any bribery, money-laundering or anti-kickback investigation by any Governmental Entity.

Section 3.4 Labor Representations and Warranties.

(a) Section 3.4(a) of the Disclosure Schedule sets forth a true, correct and complete listing of all employees of each Group Company (“Company Employees”), and all independent contractors of each Group Company, as of the date hereof, including each such Person’s name, job title or function, and job location, as well as a true, correct and complete listing of his or her current salary or wage payable by such Group Company, and for each Company Employee, the amount of all incentive compensation paid or that may be payable to such Person for the current calendar year the amount of accrued but unused vacation time or other paid time off, each as of the date hereof, and each Company Employee’s, independent contractor’s current status (as to leave or disability status and full time or part time). Other than as reflected or reserved against in the Financial Statements (or as otherwise expressly permitted pursuant to this Agreement), neither the Sellers nor any Group Company has paid or promised to pay any bonuses, commissions, incentives or other compensation to any Company Employee, including any officer or director.

(b) Except as set forth in Section 3.4(b) of the Disclosure Schedule, the Persons identified in Section 3.4(a) of the Disclosure Schedule collectively constitute all of the employees, or independent contractors whose services are used by or, to the Knowledge of the Sellers or of the Group Companies, are necessary and sufficient to operate the Business following Closing in the same manner as the Business is currently operated.

(c) Except as set forth in Section 3.4(c) of the Disclosure Schedule:

(i) Each Group Company is in compliance in all material respects with all applicable Laws regarding employment, including employment contracts, terms and conditions of employment, collective bargaining, occupational safety and health, immigration, wages, hours and overtime payment, employee benefits, contribution of social insurances and housing fund, non-discrimination in employment, workers compensation, union or works’ activity funding, the collection and payment of withholding and/or payroll taxes and similar Taxes, and none of the Group Companies is engaged in any unfair employment practice.

(ii) The Company Employees are not represented by any labor union, nor bound by or subject to any contract, commitment or arrangement with any labor union, and, no labor union has requested, sought or attempted to represent any Company Employees.

(iii) There are no labor collective bargaining agreements or similar arrangements binding on any Group Company with respect to any of the Company Employees, and there has been no Legal Proceedings or other organizational efforts initiated by or on behalf of any Company Employee or group of Company Employees seeking negotiation or recognition of any other collective bargaining agreement. No material grievance or arbitration or other Legal Proceeding is pending or, to the Knowledge of the Sellers or of the Group Companies, threatened against any Group Company in relation to any collective bargaining agreement set forth in Section 3.4(c)(ii) of the Disclosure Schedule.

(iv) There has not occurred or have not been threatened any strikes, slowdowns, picketing, work stoppages or concerted refusals to work or other similar labor activities with respect to any of the Company Employees. There are no past, present or reasonably anticipated future events, facts or circumstances that could reasonably be expected to give rise to such strikes, slowdowns, picketing, work stoppages or concerted refusals to work or such other similar labor activities after the Closing Date.

(v) None of the Group Companies has failed to calculate and appropriately pay salaries, any payroll charges, social security contributions or any other employee benefits payable on their due dates in accordance with applicable Laws and applicable employment contracts.

(vi) No Group Company is a party to or bound by any contract of any nature to employ, hire (either directly or through a labor service agency such as FESCO or CIIC or labor outsourcing service), retain, compensate, pay or provide benefits to any Person.

(vii) No Company Employee has given notice terminating his or her contract of employment with any of the Group Companies.

(viii) The consummation of the transactions contemplated by this Agreement will not result in any new or increased obligations to any Company Employees (including increase of salary, wage or severance pay) due to a change of control.

(ix) The employment rules and policies of each Group Company are in full force and effect, and binding on and enforceable against all Company Employees of such Group Company in accordance with their terms.

Section 3.5 Tax Representations and Warranties

(a) Except as set forth in Section 3.5(a) of the Disclosure Schedule, (i) each Group Company has timely filed all Tax Returns required to be filed by such Group Company (taking into account extensions of time to file), and information included in all such Tax Returns were true, correct, and complete in all material respects; (ii) each Group Company has paid all Taxes shown thereon or otherwise due from such Group Company; and (iii) each Group Company has provided adequate accruals (without taking into account any reserve for deferred Taxes), in accordance with China GAAP, in its Latest Balance Sheet for any Taxes that have not been paid but were owed or accrued as of the Latest Balance Sheet, whether or not shown as being due on any Tax Returns in accordance with China GAAP. No Tax Returns have been filed, or have been required to be filed, by any Group Company outside the PRC.

(b) Except as set forth in Section 3.5(b) of the Disclosure Schedule, no request for information, assessment or infraction notice related to Taxes has been received by any Group Company from any Governmental Entity, no audit or other administrative proceeding or judicial proceeding is pending or, to the Knowledge of the Sellers or of the Group Companies, threatened by any Tax Authority that involves any Tax or Tax Return file or paid on behalf of any Group Company.

(c) Except as set forth in Section 3.5(c) of the Disclosure Schedule, no claim or deficiency against any Group Company for the assessment or collection of any Taxes has been asserted or proposed which claim or deficiency has not been settled with all amounts determined to have been due and payable having been timely paid.

(d) Except as set forth in Section 3.5(d) of the Disclosure Schedule, no claim has ever been made or threatened by a Tax Authority in any jurisdiction where a Group Company does not file Tax Returns asserting that such Group Company is or may be subject to Taxes imposed by that jurisdiction, nor to the Knowledge of the Sellers or of the Group Companies, would there be any factual basis for any such claim.

(e) Except as set forth in Section 3.5(e) of the Disclosure Schedule, each Group Company has deducted, withheld and timely paid to the appropriate Governmental Entity all Taxes required to be deducted, withheld or paid in connection with income allocated to or amounts owing to any employee, independent contractor, creditor, shareholder or interest holder and has complied or will comply with all applicable Tax Laws relating to the payment, withholding, reporting and recordkeeping requirements relating to any Taxes required to be collected or withheld.

(f) Except as set forth in Section 3.5(f) of the Disclosure Schedule, there are no Liens, other than Permitted Liens, for Taxes upon the properties or assets of each Group Company.

(g) Except as set forth in Section 3.5(g) of the Disclosure Schedule, no Group Company is, or has ever been, a party to any Tax sharing, Tax indemnity, Tax allocation, installment program or similar agreement with respect to Taxes, nor does any Group Company have any liability or potential liability to another party under any such agreement.

(h) Except as set forth in Section 3.5(h) of the Disclosure Schedule, no Group Company has executed or entered into with, or received from (or prior to the Effective Time on the Closing Date will not execute or enter into with, or receive from) any Tax authority (A) any agreement, waiver or other document extending or having the effect of extending or waiving the collection of any Taxes for which such Person would or could be liable, (B) any private letter ruling or private letter ruling request or (C) any power of attorney with respect to any Tax matter which is currently in force.

(i) Except as set forth in Section 3.5(i) of the Disclosure Schedule or as required by applicable Law, no Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date (“Post-Closing Periods”) as a result of any (A) change in accounting method for any taxable period ending on or before the Closing Date (“Pre-Closing Periods”), (B) written agreement with a Tax authority with regard to the Tax Liability of each Group Company for any Pre-Closing Period, (C) deferred intercompany gain arising from any transaction that occurred on or prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received on or prior to the Closing Date.

(j) Except as set forth in Section 3.5(j) of the Disclosure Schedule all preferential tax status enjoyed by each Group Company, including the High-and-New-Technology Enterprise qualification, has been duly obtained and there are no facts or circumstances existing that could reasonably be expected to result in the revocation, cancellation, suspension, modification or non-renewal of any such preferential tax status.

(k) Except as set forth in Section 3.5(k) of the Disclosure Schedule each Group Company has been in full compliance with all applicable Laws in relation to the filing of Tax Returns and payment of VAT, as well as issuance, obtaining and use of the VAT invoices.

Section 3.6 Disclosure. None of this Agreement, the Disclosure Schedule or all other documents and information provided by the Group Companies and the Sellers in connection with the transactions contemplated by this Agreement, contains any untrue statement of a material fact or, taken as a whole, omits to state any material fact necessary to make the statements contained herein and therein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV

OTHER REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby represents and warrants to the Purchaser as follows in this Article IV.

Section 4.1 Basic Representations and Warranties.

(a) Ownership. Each Seller owns all of the right, title and interest (record and beneficial) in and to that percentage of Equity set forth next to such Seller’s name on Schedule 2.1, free and clear of any Liens. The transfer and delivery to the Purchaser of such Seller’s Equity hereunder will transfer to the Purchaser valid and marketable title to all of such Seller’s Equity, free and clear of any Liens.

(b) Authority Relative to the Transaction Documents. Such Seller, has all requisite power and authority to enter into the Transaction Documents to which such Seller is a party, to perform its obligations thereunder and to consummate the transactions contemplated by the Transaction Documents to which such Seller is a party. The execution, delivery and performance of each Transaction Document to which such Seller is a party, and the consummation of the transactions contemplated thereby by such Seller have been (or in the case of any documents to be executed after the date hereof, will be as of the date such Transaction Document is to be executed) duly and validly authorized by all requisite action of such Seller, and no other proceedings on the part of such Seller, are necessary to authorize the execution, delivery or performance of the Transaction Documents by such Seller. Each of the Transaction Documents to which such Seller is a party has been (or in the case of any Transaction Documents to be executed after the date hereof, will be as of the date such Transaction Document is to be executed) duly executed and delivered by such Seller and, and assuming due authorization, execution and delivery thereof by the other parties thereto, constitutes the valid and legally binding obligation of such Seller enforceable against such Seller in accordance with its respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization and other similar applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

Section 4.2 Legal Representations and Warranties.

(a) Litigation. As of the date hereof, there is no Legal Proceeding against such Seller pending or, to the Knowledge of such Seller, threatened, with respect to the validity of this Agreement or of any action taken or to be taken by such Seller in connection with Transaction Documents or the transactions contemplated thereby.

(b) Consents and Approvals; No Violations.

(i) Except as set forth in Section 4.2(b) of the Disclosure Schedule, no filing with or notice to, and no permit, authorization, consent or approval of, a Governmental Entity is necessary for the execution and delivery by such Seller of the Transaction Documents to which such Seller is a party or the consummation by such Seller of the transactions contemplated thereby.

(ii) Neither the execution, delivery and performance of this Agreement or any other Transaction Document by such Seller to which such Seller is a party nor the consummation by such Seller of the transactions contemplated hereby or thereby will (A) conflict with or result in any breach of any provision of the Governing Documents of such Seller (applicable only to Seller E), (B) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien) under, any of the terms, conditions or provisions of a Contract, license or permit to which such Seller is a party or by which such Seller is bound or affected or (C) violate any Law applicable to such Seller or its properties or assets.

Section 4.3 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller or any of their respective Affiliates, payable by the Purchaser or the Group Companies.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:

Section 5.1 Organization and Qualification. The Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it is incorporated or formed.

Section 5.2 Authority Relative to the Transaction Documents. The Purchaser has all requisite organizational power and authority to enter into the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance of each Transaction Document to which the Purchaser is a party, and the consummation of the transactions contemplated thereby have been (or in the case of any documents to be executed after the date hereof, will be as of the date such document is to be executed) duly and validly authorized by all requisite organizational action of the Purchaser, and no other actions on the part of such Purchaser, are necessary to authorize the execution, delivery or performance of the Transaction Documents by it. The Transaction Documents to which the Purchaser is a party have been (or in the case of any documents to be executed after the date hereof, will be as of the date such document is to be executed) duly executed and delivered by the Purchaser and, and assuming due authorization, execution and delivery thereof by the other parties thereto, constitutes the valid and legally binding obligation of the Purchaser enforceable against it in accordance with its respective terms, except to the extent that enforceability hereof and thereof may be limited by bankruptcy, insolvency, reorganization and other similar applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

Section 5.3 Consents and Approvals; No Violations.

(a) Except as set forth in Section 5.3(a) of the Disclosure Schedule, no filing with or notice to, and no permit, authorization, consent or approval of, a Governmental Entity is necessary for the execution and delivery by the Purchaser the Transaction Documents to which it is a party or the consummation by the Purchaser of the transactions contemplated thereby.

(b) Neither the execution, delivery and performance of any Transaction Document by a Purchaser to which it is a party nor the consummation by the Purchaser of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the Governing Documents of the Purchaser, (ii) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien) under, any of the terms, conditions or provisions of a Contract, license or permit to which the Purchaser is a party or by which it is bound or affected or (iii) violate any Law applicable to the Purchaser or its properties or assets.

Section 5.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of a Purchaser or any of its Affiliates, payable by the Sellers or the Group Companies.

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.1 Conduct of Business.

(a) During the period from the date on which the Purchaser wire transfers the first Down Payment required hereunder as set forth in Section 6.18 until the earlier of (x) the Effective Time or (y) the termination of this Agreement in accordance with Article IX hereof, the Sellers shall cause each Group Company to:

(i) carry on its business in the Ordinary Course of Business, conduct its operations in compliance with applicable Laws, use commercially reasonable efforts to maintain and preserve intact its present business organization, maintain all of its permits, licenses, approvals, authorizations and consents that are required for it to carry on its business, preserve its assets and properties in good repair and condition, retain the services of its executive officers and key employees, and preserve the goodwill and relationships with its customers, clients, employees, suppliers and other Persons having material business dealings with it; for the avoidance of doubt, Sellers shall in good faith use their best commercial efforts to cause each Group Company to renew the preferential tax status enjoyed by such Group Company, including the High-and-New-Technology Enterprise qualifications, in accordance with all applicable Law;

(ii) not amend its Governing Documents;

(iii) not merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire any business or any corporation, partnership, association or other business organization or division thereof;

(iv) not repurchase, redeem or otherwise acquire any of its shares, interests or other equity securities;

(v) not issue, sell, pledge, dispose of or subject to any Lien any of its equity or other securities (including any of the Equity), or any options, warrants or other similar rights, agreements or commitments of any kind to purchase any such securities convertible into or exchangeable for any such Equity;

(vi) not split, combine or reclassify any of its Equity or other securities;

(vii) not declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its Equity or other securities;

(viii) not incur, assume, guarantee (including by way of any agreement to “keep well” or of any similar arrangement) or prepay any Indebtedness or amend the terms relating to any Indebtedness;

(ix) not sell, transfer, assign, license, convey, mortgage, pledge or otherwise subject to any Lien any of its properties or assets, tangible or intangible, except for Permitted Liens or in the Ordinary Course of Business;

(x) not acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any assets, corporation, partnership, joint venture, limited liability company or other business organization or division or assets thereof;

(xi) not enter into any transaction with any Seller or any of their respective Affiliates;

(xii) not waive any rights of material value or take any actions with respect to collection practices that would result in any material Losses or a Material Adverse Change in collection loss experience, whether or not in the Ordinary Course of Business;

(xiii) not make charitable contributions or pledges;

(xiv) not make, accelerate or defer any capital expenditures other than in accordance with a capital expenditures budget of such Group Company which has been provided to the Purchaser prior to the date hereof and was prepared in the Ordinary Course of Business, and any such other expenditures as are necessary to prevent the destruction, removal, wasting, deterioration or impairment of its assets;

(xv) not conclude or agree to any corrective actions plans, consents, decrees, actions or orders;

(xvi) not settle, compromise or waive any material rights relating to any Legal Proceedings, other than in the Ordinary Course of Business;

(xvii) not pay (or commit to pay) any bonus or other incentive compensation to any director, officer or any Company Employee (other than a new hire whose compensation is less than RMB 300,000 in any fiscal year) or grant (or commit to grant) to any director, officer or Company Employee any other increase in compensation, base salary or wage increase, severance or termination pay, increase in benefits, in each case except as required in any written agreement or commitment existing as of the date hereof or as carried out in the Ordinary Course of Business;

(xviii) not enter into, adopt or amend (other than any amendment necessary to comply with any applicable Law) any employment, retention, change in control, collective bargaining, deferred compensation, retirement, bonus, profit-sharing, stock option or other equity, pension or welfare plan, contract or other arrangement with an independent contractor or agreement maintained for the benefit of any director, partner, officer, or other employee, or take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any employee benefit plan or other arrangement, to the extent not already required in any such plan or arrangement, or change any actuarial or other assumptions used to calculate funding obligations with respect to any employee benefit plan or other arrangement or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by China GAAP, or forgive any loans to directors, officers or any Company Employee;

(xix) not change its tax or financial accounting methods, practices, policies or principles or elections from those utilized in the preparation of the latest Tax Returns or Financial Statements, other than any such changes as may be required in order to comply with China GAAP and are consented to in writing by the Purchaser, or make or change any Tax election or settle or finally resolve any Tax controversy;

(xx) not cancel or terminate any insurance policies or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing, to the extent reasonably available, coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xxi) not terminate, cancel, enter into or propose to enter into, or modify or propose to modify, (A) any Company Contracts or (B) any agreements, contracts, licenses or commitments that if entered into prior to the date of this Agreement, would have been required to be listed in Section 3.2(f)(i) of the Disclosure Schedule as a Company Contract, except in the Ordinary Course of Business;

(xxii) not take any action intentionally that would render, or that may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue or inaccurate at the Closing;

(xxiii) complete the divestiture of GuBang and to cause GuBang to discontinue marketing itself as a subsidiary of the Company, with GuBang removing from its website and all marketing materials any statements indicating that it is an Affiliate of the Company;

(xxiv) obtain and provide to Purchaser true and complete copies of the current and duly obtained foreign exchange certificates for the Company and Tonsan Suzhou, together with written evidence that Hystic duly passed its annual inspection and that its foreign exchange registration IC card is in good standing, all in accordance with applicable Law;

(xxv) provide to Purchaser true and complete copies of all material supplier contracts as previously requested by Purchaser (excluding pricing information);

(xxvi) provide to Purchaser true and complete copies of all material customer contracts (excluding pricing information) as previously requested by Purchaser;

(xxvii) not agree or commit to do any of the foregoing referred to in clauses (i) – (xxii) above; and

(xxviii) promptly advise the Purchaser of any fact, condition, occurrence or change known to it that could reasonably be expected to have a Material Adverse Effect or cause a breach of this Section 6.1.

(b) In connection with the continued operation of the Company during the period commencing on the Down Payment Date and ending on the Closing Date, the Sellers shall confer in good faith on a regular and frequent basis with the Purchaser, as the Purchaser may reasonably request, regarding operational matters and the general status of ongoing operations of the Group Companies. The Sellers hereby acknowledge that the Purchaser does not waive and shall not be deemed as waiving any right it may have hereunder as a result of any such consultation.

(c) In furtherance of the Parties’ desire to facilitate the closing deliveries of the Sellers, and to satisfy the Purchaser’s related conditions to its obligation to consummate the transactions contemplated by this Agreement, relating to Section 8.1(j), Sellers further covenant, undertake and agree that they shall procure that from the Down Payment Date through the Effective Time:

(i) No payments are made, no future benefits are granted and no assets are transferred or surrendered by any Group Company to any Seller (or any of Affiliates of any Seller), or for the direct or indirect benefit of any Seller (or any of Affiliates of any Seller);

(ii) No waiver is made by any Group Company of any amount owed to it by any Seller (or any of Affiliates of any Seller);

(iii) No bonuses are paid by any Group Company to any Seller (or any of Affiliates of any Seller) exclusively or primarily in connection with Closing;

(iv) No advisor fees of any kind are paid by any Group Company in relation to the sale of equity occurring pursuant to this Agreement or other transactions contemplated by this Agreement; and

(v) No legally binding agreement is made by any Group Company to do any of the foregoing,

excluding (in each case) in the event of any prior written agreement issued by a duly authorized representative of Purchaser expressly approving any such occurrences, and in any such case only to the extent of such prior written approval of Purchaser.

(d) In the event of a breach by any Seller of, or any action taken by any Group Company contrary to, the provisions of Section 6.1(c), Sellers shall be jointly and severally liable to Purchaser for the full amount of Damages related thereto and arising therefrom, notwithstanding any limitations on indemnification or any other limitations on recovery of damages set forth anywhere else in this Agreement.

Section 6.2 Access and Information. From and after the Down Payment Date until either (x) this Agreement has been terminated in writing in accordance with Article IX hereof; or (y) the Effective Time, as the case may be, the Sellers shall, and shall cause each Group Company to, (i) afford the Purchaser, its Affiliates, and their respective directors, officers, employees, agents, counsel, accountants, financial advisors, other authorized representatives (collectively, the “Representatives”) reasonable access, upon reasonable prior notice and during normal business hours to the personnel, premises, properties, Contracts, and other documents and data of each Group Company (excluding information relating to pricing, product costing, contract values, customer margins and product formulas), including access to customers of and suppliers to the Company for the purposes of Purchaser discussing the orderly continuation of their business with the Company following Closing and in order for Purchaser to complete its due diligence in relation to such parties; provided that, the Purchaser will endeavor to use reasonable efforts to exercise its right of access in a manner that does not materially disrupt the business or operations of such Group Company, and (ii) otherwise endeavor to use reasonable efforts to provide assistance as is reasonably requested by the Purchaser in order that the Purchaser may have a full opportunity to make such investigation and evaluation as it shall reasonably desire to make of the business and affairs of such Group Company.

Section 6.3 Tax Matters.

(a) Tax Returns. The Sellers or the Sellers’ Representative shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by each Group Company (including any amendments thereto) for all Pre-Closing Periods (“Pre-Closing Period Tax Returns”). Such Pre-Closing Period Tax Returns shall be prepared on a basis consistent with the prior Tax Returns for such Group Company to the extent such prior Tax Returns were in compliance with applicable Law. The Sellers or the Sellers’ Representative, as applicable, shall permit the Purchaser to review and comment on each Pre-Closing Period Tax Return at least 15 days before such Tax Return is required to be filed and shall make any changes requested by the Purchaser. The Purchaser shall cause the Group Companies to pay the Taxes shown as payable on such Pre-Closing Period Tax Returns, subject to any right of the Purchaser to indemnification in accordance with Section 10.7. Subject to Section 6.3(b), the Purchaser shall cause each Group Company to prepare and file, or cause to be prepared and filed, all Tax Returns for all Post-Closing Periods (“Post-Closing Period Tax Returns”), and the Purchaser shall pay or cause to be paid, all Taxes with respect to such Post-Closing Period Tax Returns.

(b) Straddle Tax Returns. The Purchaser shall cause each Group Company to prepare and file, or cause to be prepared and filed, any Tax Returns required to be filed by such Group Company for any taxable periods which include (but do not end on) the Closing Date (“Straddle Periods”) (such Tax Returns, “Straddle Period Tax Returns”). The Purchaser shall provide to the Sellers’ Representative a copy of each Straddle Period Tax Return and a statement certifying the amount of Taxes shown on such Straddle Period Tax Return, if any, that are chargeable to the Sellers for review and comment at least 15 days before such Straddle Period Tax Return is required to be filed and shall make any changes reasonably requested by the Sellers’ Representative. The Purchaser shall cause the Group Companies to pay the Taxes shown as payable on such Straddle Period Tax Returns, subject to any right of the Purchaser to indemnification in accordance with Section 10.7. In the case of any Straddle Period, the amount of any income Taxes with respect to a Pre-Closing Period will be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of any other Tax with respect to a Group Company with respect to any Straddle Period which relates to a Pre-Closing Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(c) Cooperation. The Sellers and the Purchaser shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.3 and any Tax Proceeding.

(d) Tax Proceedings. After the Closing, the Purchaser shall promptly notify the Sellers’ Representative in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on any Group Company (“Tax Proceeding”) which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for payment of indemnification by the Sellers under this Agreement. After the Closing, the Sellers’ Representative shall promptly notify the Purchaser in writing of any Tax Proceeding relating to any Group Company, notice of which is received by the Sellers or any of their Affiliates with respect to any taxable period. Notices required to be given by or to the Purchaser or the Sellers shall contain factual information (to the extent known to the Sellers’ Representative, Sellers or Purchaser, as the case may be) describing the asserted Tax Liability in reasonable detail and shall include copies of any notice or other document received from any Governmental Entity in respect of any such asserted Tax Liability. In the case of a Tax Proceeding that relates to any Pre-Closing Period or Straddle Period, Purchaser and the Company shall have the right to control the conduct of such Tax Proceeding; provided, however: (A) the Purchaser shall promptly following such receipt of a Tax Proceeding, notify the Sellers Representative in writing of such Tax Proceeding; (B) the Sellers’ Representative shall have the right to participate (at its own expense) in any such Tax Proceeding involving any asserted Tax Liability for such Pre-Closing Period or Straddle Period with respect to which Tax indemnity payment may be sought from the Sellers pursuant to this Agreement; and (C) the Purchaser shall engage in reasonable consultation with the Sellers’ Representative regarding the choice of legal counsel and tax advisors with respect to such Tax Proceeding. The Sellers’ Representative’s right to participate shall include the right to receive copies of all correspondence from any Governmental Entity relating to such Tax Proceeding, attend meetings and review and comment on submissions relating to any such Tax Proceeding, and Purchaser and the relevant Group Company shall consider in good faith any comments provided by the Sellers’ Representative. This Section 6.3(d), and not Section 10.6, shall apply to any Tax Proceedings.

(e) Documentation. Purchaser and the Sellers’ Representative further agree, upon request from the other, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(f) Actions With Respect to Taxes. Without the prior written consent of the Purchaser, unless required by Applicable Law, neither any Group Company nor any Seller shall, with respect to any Group Company, make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax Claim or assessment relating to such Group Company, surrender any right to claim a refund of Taxes, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender or other action would have the effect of not complying with applicable Law, increasing the Tax Liability of such Group Company for any period or decreasing any Tax attribute of such Group Company that would exist on the Closing Date.

(g) Transfer Taxes. Any income Tax, stamp duty and/or withholding income Tax (“Transfer Taxes”) payable in connection with the Acquisition shall be borne solely by the Sellers, in accordance with applicable Law. The Sellers shall file all true, correct and complete Tax Returns for, make full payment of, and perform other obligations (reporting or otherwise) required by the PRC Tax Authority in connection with, the Transfer Taxes, all in a timely manner so that: (i) the Purchaser will not be subject to any Tax Claim (including any claim for any unpaid Transfer Tax amount, withholding obligation, late penalty, administrative fines, etc.); (ii) the obtaining of Essential Governmental Approvals and Closing of the Acquisition will not be hindered or unduly delayed; and (iii) the post-Closing Tax administration matters of the Group Companies will not be negatively affected.

Section 6.4 Updates.

(a) From the Down Payment Date until the Closing Date, the Sellers’ Representative shall, whenever possible and permissible, promptly disclose any new Company Knowledge or any new Seller Knowledge, as the case may be, of the following to the Purchaser: (i) any breach of any representations or warranties in Article III or Article IV by any Seller; (ii) any failure of any of the Sellers to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; (iii) any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; (iv) any written notice or other communication from any Governmental Entity in connection with the transactions contemplated hereby; and (v) any Legal Proceedings commenced or, to the Knowledge of the Sellers or of the Group Companies, threatened against, relating to or involving or otherwise affecting any Seller, the Company or any of their Affiliates that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 3.3(a) of the Disclosure Schedule, or that relates to the consummation of the transactions contemplated hereby.

(b) From the Down Payment Date until the Closing Date, each of the Sellers shall promptly supplement or amend the Disclosure Schedule with respect to any matter first existing or occurring following the date hereof that (i) if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in the Disclosure Schedule, or (ii) is necessary to correct any information in the Disclosure Schedule that was or has been rendered inaccurate thereby. No supplement or amendment to the Disclosure Schedule after the date hereof shall be deemed to modify or cure any breach of the Sellers’ representations and warranties in this Agreement or have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII or the obligations of the Sellers under Article X.

Section 6.5 Exclusivity. From the Down Payment Date until the Closing, the Sellers shall not, and shall cause the Group Companies, the Affiliates and the Representatives of each Seller and of each Group Company not to, without the prior written consent of the Purchaser, (a) encourage, solicit, continue or initiate any discussions or negotiations with, or provide any information to, any Person, for the purpose of soliciting any proposal, indication of interest, letter of intent or Contract with respect to any Competing Transaction, or (b) enter into any Contract or accept any offer relating to any Competing Transaction. The Seller agrees to notify the Purchaser immediately if any Person makes any proposal, offer, inquiry, or request for information with respect to a Competing Transaction. If any of the provisions of this Section 6.5 are breached and the transactions contemplated hereby are not consummated for any reason, the Sellers shall promptly reimburse, jointly and severally, the Purchaser and its Affiliates for all out of pocket fees and expenses incurred by them related to the transactions contemplated hereby, including fees and expenses of legal counsel, accountants and other consultants and advisors retained by the Purchaser or its Affiliates in connection with the transactions contemplated hereby. The foregoing provisions are in addition to, and not in derogation of, any statutory or other remedy that the Purchaser or its Affiliates may have for a breach of this Section 6.5.

Section 6.6 Replacement of Directors and Officers. The Sellers shall cause each of the legal representatives, directors, supervisors, and officers (the “Removed Officers”) of each Group Company listed on Schedule 6.6 to be removed from all such positions, and replaced by the Persons designated by the Purchaser in writing, effective as of the date on which the AIC issues the Company a new or amended business license reflecting the transactions contemplated hereby, and shall secure a release, in form and substance satisfactory to Purchaser, by each such Removed Officer of any and all rights and claims such Removed Officer may at such time or in the future have against any and all of the Group Companies. For the avoidance of doubt, Sellers understand that Purchaser shall designate a new Chief Financial Officer for each of the Group Companies.

Section 6.7 Agreement Not to Compete or Solicit.

(a) Each of the Sellers, on their own behalf and on behalf of each of their respective Affiliates (each, a “Restricted Person”), agrees that a portion of the Purchase Price is being paid to compensate the Sellers for the compliance of the non-compete obligation provided in this Section 6.7. In this regard, each such Restricted Person shall not, for the period of three (3) years from and after the date when such Seller ceases to be employed with any of the Group Companies, directly or indirectly, through an Affiliate or otherwise, either for its own benefit or for the benefit of any other Person without the prior written consent of the Purchaser, which consent may be withheld by the Purchaser in its sole discretion, engage in any business that competes with any of the Group Companies in any manner or capacity (e.g., through any form of ownership, lending relationship, or as an advisor, principal, agent, partner, officer, director, employee, employer, consultant, member of any association or otherwise) in the PRC or any of the other jurisdictions identified on Schedule 6.7(a) attached hereto (such jurisdictions together with the PRC, the “Restricted Jurisdictions”). Ownership by a Restricted Person, as a passive investment, in the aggregate of less than five per cent (5%) of the outstanding shares or other equity interests of capital stock of any corporation or other entity listed on a national securities exchange in any Restricted Jurisdiction or publicly traded on any nationally recognized over the counter market in any Restricted Jurisdiction shall not constitute a breach of this Section 6.7(a).

(b) No Restricted Person or any of their Affiliates shall at any time, without the prior written consent of the Purchaser, (i) directly or indirectly attempt to hire away any then-current employee of either Purchaser, any Group Company or any of their respective Affiliates, (ii) hire or persuade any such employee to leave employment with such Purchaser, any Group Company or any of its Affiliates; provided, however, that such Restricted Person may hire any individual who applies for employment without prior solicitation (other than by means of an advertisement directed towards the general public), or (iii) directly or indirectly solicit, divert, or take away, or attempt to solicit, divert or take away, the business of any Person with whom either the Purchaser, any Group Company or any of their respective Affiliates has established or is a business or customer relationship.

(c) Each Restricted Person acknowledges that it would be difficult to fully compensate the Purchaser or its Affiliates for Damages resulting from any breach by such Restricted Person of the provisions of this Section 6.7. Accordingly, in the event of any actual or threatened breach of such provisions, the Purchaser and its Affiliates shall, in addition to any other remedies which it may have, be entitled to receive interim, emergency, preliminary, temporary and/or permanent injunctive relief from any court of competent jurisdiction to enforce such provisions and recover attorneys’ fees and costs for the same, and such relief may be granted without the necessity of proving actual Damages or the inadequacy of money Damages, or posting bond. Each Restricted Person further acknowledges that the geographic boundaries, scope of prohibited activities and the time duration of the provisions of this Section 6.7 are reasonable and are no broader than are necessary to protect the legitimate business interests of the Purchaser including the ability of the Purchaser to realize the benefit of its bargain and enjoy the goodwill of Group Companies. For the avoidance of any doubt, the covenants and obligations of each Restricted Person under this Section 6.7 are in addition to and independent from the non-compete and non-solicitation obligations that are provided under any employment agreement (if any) entered into between such Restricted Person and a Group Company, and shall not be subject to the limitations applicable to any such employment agreements. Each Restricted Person further acknowledges that this Section 6.7 constitutes a material inducement to the Purchaser to complete the transactions contemplated by this Agreement and the Purchaser will be relying on the enforceability of this Section 6.7 in completing such transactions contemplated by this Agreement.

Section 6.8 Release of Claims. Effective upon the Closing, the Sellers, on behalf of themselves, their respective controlled and controlling Persons, legal representatives, successors and assigns (each, a “Releasor”), hereby completely releases, acquits and forever discharges, to the fullest extent permitted by Law, the Purchaser and their Affiliates and each of their respective officers, directors, employees, agents, advisors, successors and assigns (each, a “Purchaser Releasee”) and each Group Company and its Affiliates and each of their respective officers, directors, employees, agents, advisors, successors and assigns (each, a “Company Releasee” and, together with the Purchaser Releasees, the “Releasees”), from any and all losses, Liabilities, suits, actions, debts or rights, whether fixed or contingent, known after reasonable inquiry (in the case of all Releasees) or unknown (in the case of the Company Releasees only), matured or unmatured, arising out of, relating to, or in any manner connected with any facts, events or circumstances, or any actions taken, at or prior to the Effective Time that any Releasor ever had or now has against the Releasees, excluding any Liabilities arising out of or related to the transactions contemplated by this Agreement, the Transaction Documents and unpaid compensation, benefits, expense reimbursements or similar matters relating to compensation of such Person. Effective upon the Closing, the Company and each Seller shall not, and, to the extent within its control, shall not cause or permit its equity holders or any of their respective controlled and controlling Persons, legal representatives, successors and assigns, to assert any claims against the Releasees in respect of claims released pursuant to the preceding sentence. The Sellers (a) understands that, effective upon the Closing, the release contained in this Section 6.8 shall be binding on each Releasor and (b) represents and warrants that (i) it has had the opportunity to consult with legal counsel of its choice, (ii) it is fully informed of the nature and contents of this release and (iii) it has entered into this release freely and without any threat or coercion whatsoever.

Section 6.9 Employment Related Agreements. No later than the Closing Date, each Individual Seller shall have executed and delivered to the Purchaser an employment and non-competition/non-solicitation agreement in the form attached hereto as Exhibits A-1 through A-4, as applicable (the “Employment Agreements”), and the Sellers shall use their best efforts to procure that no less than seventy per cent (70%) of those certain key employees listed on Schedule 6.9 are employed by the applicable Group Company as of the Closing Date. Between the signing of this Agreement and Closing, the Individual Sellers agree that each of them will be available, and all the Sellers will cause the key employees identified on Schedule 6.9, to be available, for an external, professional assessment prior to the Closing for future development and career growth. Such assessment will be no longer than one day, and will be similar to assessments the Purchaser or its Affiliates conducts for development of their own employees.

Section 6.10 Governmental Approvals. Schedule 6.10 sets forth a list of the Governmental Approvals that the Parties agree are necessary for the consummation of the Acquisition (“Essential Governmental Approvals”). Irrespective of whether the Purchaser or the Group Companies have the obligation under by applicable Law to formally make application, the Sellers and/or Group Companies (as applicable) and the Purchaser shall coordinate regarding and collaborate in securing all the Essential Governmental Approvals in compliance with applicable Law. The Parties shall pay their own respective costs and expenses incurred in performing this Section 6.10. Each Party shall use its best efforts to coordinate, collaborate and cooperate fully with the other Party, including by providing one another with the necessary assistance and all relevant information in a timely manner; provided, however, that, (a) nothing set forth in this Section 6.10 shall alter or affect the requirement of the relevant Party to fulfill its respective Closing delivery obligations as provided in Article 8; and provided further that, (b) Purchaser shall not be obligated, in furtherance of fulfilling any of its obligations, to hold separate

(including by trust or otherwise) or divest, or agree to any consent decree, order or other commitment constraining, its or its Affiliates’ or the Group Companies’ business, operations, or assets. The Parties shall discuss and agree regarding the approach and strategy to seek and obtain all such Essential Governmental Approvals and shall share with one another drafts of all application and filing documents for the other Party’s review and approval (which approval shall not be unreasonably withheld) before submitting such documents to the applicable Governmental Entities. Each Party shall keep the other Party regularly informed of the status and progress of the applications and filings for all of the Essential Governmental Approvals. Both Parties and their respective Representatives shall be entitled to participate in meetings, discussions, or interfacing with the applicable Governmental Entities for the purpose of facilitating the application of the Essential Governmental Approvals. For the avoidance of doubt, the Parties agree that, immediately after the execution hereof and prior to Closing, the Individual Sellers shall cause the Company to be duly restructured from a “company limited by shares” into a “limited liability company” in accordance with PRC Law in order to facilitate the obtaining of all Essential Governmental Approvals and to allow for completion of the transactions contemplated hereby. In addition, prior to submission of the relevant documents for approval of the Acquisition by the PRC Bureau of Commerce, the Sellers shall cause and procure the relinquishment by the Company of its Road Transportation Permit, together with making the corresponding changes in its business scope, and shall also cause and procure amendment of the Company’s business scope such that the word “retail” is replaced with “wholesale” in the following section of such business scope: “…retail of machinery, electrical apparatus, arts and crafts (excluding items subject to special permit”.

Section 6.11 GCMT Shareholder Consent. Within thirty (30) days of the Down Payment Date, the Sellers shall procure due approval (in the form attached hereto as Exhibit B) of the EPA and the transactions contemplated hereby by the GCMT Shareholders’ Meeting and Board of Directors in accordance with the Governing Documents of GCMT and applicable PRC Law, which approvals shall be accompanied by a written legal opinion issued by the Individual Sellers’ counsel in form and substance satisfactory to Purchaser certifying that (a) such approvals have been duly obtained, and are valid and sufficient to authorize and empower GCMT to (without the need of obtaining any additional consent of any kind whatsoever from any GCMT Shareholder or any other Person) enter into the EPA and perform all of GCMT’s obligations provided herein and consummate the transactions contemplated hereby; and (b) that the execution and delivery of this Agreement by the Person empowered to do so is legally binding, valid and enforceable against GCMT in accordance with the terms of this Agreement.

Section 6.12 Excluded Property. Schedule 6.13 identifies the real property (“Excluded Property”) owned by the Group Companies as of the date hereof, which the Parties agree to exclude from the Acquisition, upon the terms and subject to the conditions of this Section 6.12. Prior to the Closing, the Sellers shall cause the ownership of Excluded Property to be transferred to a Person designated by the Sellers (other than any Group Company) in accordance with applicable Law and Schedule 6.13. All costs and expenses arising out of or associated with such transaction shall be borne by the Sellers.

Section 6.13 Facility Reorganization. The Sellers shall cause the Group Companies to complete the following prior the Closing: (i) moving all production equipment, office equipment, inventory, other properties and assets, and operations of the Group Companies that are located on Beijing North Campus as of the date hereof to Beijing South Campus, and setting up the layout of the operations on Beijing South Campus in accordance with the details specified in Schedule 6.13; (ii) completing all the other changes in terms of use of Real Properties in accordance with the details set forth in Schedule 6.13 (collectively, the “Facility Reorganization”); and (iii) the discharge of all Liens related to the New Facility except for Liens related to Indebtedness expressly permitted in writing by Purchaser. In connection with the Facility Reorganization, the Sellers shall also cause the relevant Group Companies to obtain, prior to the Closing, all relevant Governmental Approvals to effectuate, permit or reflect the changes resulting from the Facility Reorganization, including the change of the Company’s registered address from Beijing North Campus to Beijing South Campus. In addition, Sellers shall use their best efforts to obtain as promptly as practicable a title certificate for the New Facility in accordance with Applicable Law. All costs and expenses arising out of or associated with the actions required under this Section 6.13 shall be borne by the Sellers.

Section 6.14 Buyout of Minority Shareholder of Hystic. The Individual Sellers shall in good faith use their best commercial efforts to cause the Company to acquire from Mr. Shi Weitong the 25% equity ownership in Hystic (the “Hystic Buyout”). The Hystic Buyout shall be completed in accordance with all applicable Laws and in a manner such that the Company shall own 100% equity ownership in Hystic, free and clear from all Liens. The Parties agree that seventy per cent (70%) of the purchase price and all related costs and expenses (including Taxes) arising out of or associated with the Hystic Buyout shall be borne by the Purchaser and thirty per cent (30%) of the purchase price and such costs and expenses (including Taxes) shall be borne by the Sellers.

Section 6.15 Divestiture of Excluded Subsidiaries. Sellers shall cause and procure the Company’s divestiture of GuBang in accordance with all applicable Law as immediately as practicable following execution hereof, with such divestiture to be completed prior to the Closing Date.

Section 6.16 Agreements with Restricted Parties, Persons in Embargoed Jurisdictions and Military Customers. Prior to Closing, if applicable, Sellers shall have caused each Group Company to have (i) ceased conducting business with any Restricted Parties, parties in the Embargoed Jurisdictions and any military customers; (ii) terminated or revoked, as applicable, any agreements, purchase orders or commitments for the sale of products, technology or the furnishing of services and any commercial agreements with agents and distributors relating to sales to Restricted Parties and Embargoed Jurisdictions; and (iii) terminated or revoked, as applicable, any outstanding purchase orders, quotations or commitments to sell products, technology or services to customers who are Restricted Parties, located in Embargoed Jurisdictions.

Section 6.17 Agreements Requiring Compliance with Unsanctioned Boycotts. Prior to Closing, if applicable, Sellers shall have caused each Group Company to terminate or revoke any contracts, agreements, commitments or other arrangements, whether written or oral, to participate or cooperate in any Unsanctioned Boycotts.

Section 6.18 Purchaser’s Agreement to Pay Down Payment. Purchaser agrees to provide the Individual Sellers (collectively) a down payment in the aggregate sum of three million two hundred thousand U.S. dollars (U.S. $3,200,000.00) for the purposes, and subject to the terms and conditions, set forth in Section 9.2(b) hereof (the “Down Payment”), which sum is payable in two equal installments. As promptly as practicable following execution and delivery of this Agreement, Purchaser shall remit the first Down Payment installment via irrevocable wire transfer of immediately available funds in the cash sum of one million six hundred thousand U.S. dollars (U.S. $1,600,000.00) to such bank account(s) indicated in writing by Sellers’ Representative (acting on behalf and for the benefit of all Sellers). The date on which Purchaser provides Sellers’ Representative with written evidence of Purchaser’s wire transfer remittance of such first Down Payment installment shall be the “Down Payment Date”. The second Down Payment installment shall similarly be remitted by Purchaser as immediately as practicable following issuance of the CA in form and substance satisfactory to Purchaser. The Parties understand and agree that all Down Payment installments remitted by Purchaser hereunder shall be returned immediately and in full by Sellers A – D to Purchaser via irrevocable wire transfer of immediately available U.S. dollar cash funds upon (i) Closing of the Acquisition; (ii) a failure to Close the Acquisition by reason of Sellers’ or any Group Company’s failure to satisfy any of their respective obligations set forth in Section 8.1 hereof; (iii) termination hereof by either Party as a result of the Acquisition not Closing before the Outside Termination Date; or (iv) in the event the Parties agree in writing to terminate this Agreement before Closing pursuant to Section 9.1(b).

ARTICLE VII

ADDITIONAL AGREEMENTS OF THE PARTIES

Section 7.1 Additional Efforts. Subject to the terms and conditions of this Agreement, each Party hereto will use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents. Following the Closing, as and when requested by any Party hereto and at such Party’s expense, any other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

Section 7.2 Public Announcements. Except where a press release or other announcement is required by Law, as reasonably determined by the disclosing Party (in which event the disclosing Party shall give notice to the other of such determination prior to such release or announcement), and except with respect to the Purchaser or the Purchaser’s Affiliates (including the Group Companies) after the Closing, none of the Purchaser or the Purchaser’s Affiliates or the Sellers and the Sellers’ Affiliates (including, prior to the Closing, the Group Companies) may, whether directly or indirectly, issue any press release or make any other announcement disclosing the existence of this Agreement or the matters contemplated hereby without the prior written consent of the Purchaser and the Sellers’ Representative.

Section 7.3 Disclosure Schedule. The Disclosure Schedule provided by Sellers to Purchaser on June 17th, 2014 is final in all respects, except (a) as amended by Purchaser’s changes thereto and requests stated therein provided by Purchaser to Sellers on June 19th, 2014, all of which are accepted in their entirety; and (b) in the event both Parties agree in writing to any further additions thereto or modifications thereof.

ARTICLE VIII

CLOSING DOCUMENTS AND CONDITIONS TO CONSUMMATION OF THE TRANSACTION

Section 8.1 Closing Deliveries of the Sellers. At or prior to the Closing, the Sellers’ Representative, on behalf of the Sellers, will deliver to the Purchaser or cause to be delivered to the Purchaser the following documents in form and substance reasonably satisfactory to the Purchaser:

(a) a letter, dated as of the Closing Date, duly executed by all the Sellers certifying that the conditions set forth in Section 8.4(a) through Section 8.4(d) have been satisfied;

(b) the duly executed (i) Employment Agreements as contemplated by Section 6.9, (ii) Call Option Agreement (and any agreements attached thereto), (iii) the CJV Contract and the Articles of Association;

(c) a written release duly executed by each Removed Officer as contemplated by Section 6.6, duly recorded in the applicable Group Company’s Business License and Articles of Association;

(d) all relevant documents relating to the approvals and consents involving GCMT as required or contemplated by Section 6.11 hereof;

(e) evidence that all Liens on the assets of the Group Companies other than Liens related to any Indebtedness expressly assumed in writing by Purchaser and retained by the relevant Group Company has been paid off and discharged;

(f) evidence that the Facility Reorganization has been fully implemented as contemplated by Section 6.13 and Schedule 6.13;

(g) evidence that the quality and system certifications of each Group Company listed in Schedule 8.1(g) have been renewed;

(h) certifications by the respective legal representatives of each applicable Group Company that all sales to any Embargoed Jurisdictions ceased no later than the date hereof, and that no accounts receivable remain outstanding from any such sales as of the Closing Date;

(i) as of the month-end immediately prior to the month in which the Closing occurs:

(i) a month-end consolidated balance sheet statement (the “Closing Balance Sheet”) for all of the Group Companies prepared in accordance with China GAAP Consistently Applied, subject to the same closing procedures applied for the Group Companies’

year-end annual audit, and including a physical count of the Group Companies’ on-site inventory balances and confirmation of consigned inventories (including those at the customers’ or vendors’ locations), wherein the minimum amount of net current assets (defined as current assets minus cash less current liabilities minus Indebtedness) confirmed through the aforesaid procedures shall be no less than one hundred forty million Renminbi (RMB 140,000,000.00);

(ii) a certified statement confirming that the Group Companies’ net debt (defined as Indebtedness less cash and cash equivalents) is no greater than zero Renminbi (RMB 0); and

(iii) a certified statement confirming that none of the actions prohibited in Section 6.1(c) has occurred between the date of the Closing Balance Sheet and the Closing Date.

(j) evidence that the Company has procured the written consents of, or provided the necessary written notice to, as applicable, each respective Company Contract counterparty as required pursuant to Section 3.2(f)(iii);

(k) evidence that all outstanding Governmental Approvals and actions that are necessary to achieve compliance under Environmental Laws, including those listed in Schedule 8.1(k), have been obtained and completed;

(l) evidence in form and substance satisfactory to Purchaser that the Company has been duly restructured from a “company limited by shares” into a “limited liability company” in accordance with PRC Law;

(m) evidence in form and substance satisfactory to Purchaser that the Company has duly completed the divestiture of GuBang in accordance with all applicable Law;

(n) a written document duly issued by the relevant PRC Tax Authority indicating that each Individual Seller’s tax obligations related to their respective PRC individual income tax filing obligation arising out of the sale of the their Transferred Equity are being satisfied;

(o) a certified statement that no less than seventy per cent (70%) of those certain key employees listed on Schedule 6.9 are employed by the applicable Group Company as of the Closing Date; and

(p) a certified statement that neither any of the Sellers nor any of the Group Companies have received an oral or written communication from any Governmental Entity indicating that Tonsan Suzhou may be subject to an enforcement action or request to discontinue or relocate its operations as a result of being located in a “targeted” area as such term has been defined by the competent Governmental Entity in its “2012 Rectification Plan” or otherwise; and

(q) true and complete copies of all Essential Governmental Approvals.

Section 8.2 Closing Deliveries of the Purchaser. At the Closing, the Purchaser will deliver or cause to be delivered to the Sellers the following in form and substance reasonably satisfactory to the Sellers’ Representative:

(a) the Purchase Price, which will be paid as provided in Section 2.3; and

(b) a letter duly executed by an executive officer of the Purchaser, certifying that the conditions set forth in Section 8.5(a) and Section 8.5(b) have been satisfied.

Section 8.3 Conditions to Each Party’s Obligations to Effect the Transaction. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, any or all of which may be waived in whole or in part by the Party being benefited thereby, to the extent permitted by applicable Law:

(a) There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the purchase and sale of the Equity may not be consummated as herein provided, no proceeding or lawsuit shall be threatened or pending, or shall have been commenced, for the purpose of obtaining any such injunction, writ or preliminary restraining order, and no written notice shall have been received from any Governmental Entity of competent jurisdiction indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

(b) All material authorizations, consents or approvals of a Governmental Entity required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition.

Section 8.4 Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any or all of which may be waived in whole or part by the Purchaser to the extent permitted by applicable Law:

(a) The representations and warranties of the Sellers contained herein that are qualified as to materiality or words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects, in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of the specified date), provided, however, that notwithstanding the foregoing, the Fundamental Seller Representations and Warranties shall be true and correct in all respects.

(b) The Sellers shall have performed or complied with, in all material respects, all covenants, agreements and conditions contained herein required to be performed or complied with by them prior to or at the time of the Closing.

(c) No fact, event, occurrence or circumstance shall have occurred that, individually or in aggregate, with or without the passage of time, has had or is reasonably likely to result in a Material Adverse Change.

(d) The Sellers’ Representative shall have delivered, or caused to be delivered, to the Purchaser all of the items listed in Section 8.1 hereof as required thereby.

Section 8.5 Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions, any or all of which may be waived in whole or in part by the Sellers’ Representative to the extent permitted by applicable Law:

(a) The representations and warranties of the Purchaser contained herein that are qualified as to materiality or words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects, in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of the specified date); provided, however, that notwithstanding the foregoing, the Fundamental Purchaser Representations and Warranties shall be true and correct in all respects.

(b) The Purchaser shall have performed or complied with, in all material respects, all covenants, agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing, including, for the avoidance of doubt, remittance of both Down Payment installments in accordance with Section 6.18; and

(c) The Purchaser shall have delivered, or caused to be delivered, to the Sellers’ Representative the items listed in Section 8.2 hereof as required thereby.

ARTICLE IX

TERMINATION

Section 9.1 Right to Terminate. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Sellers’ Representative and the Purchaser;

(b) by either the Sellers’ Representative or the Purchaser, by written notice delivered to the other (provided that notice to the Sellers’ Representative by the Purchaser shall constitute notice for this Section 9.1(b)), if any Governmental Entity shall have issued an Order or taken any other action enjoining, restraining or otherwise prohibiting the sale and purchase of the Equity or any of the other transactions contemplated hereby; provided, however, that the Party seeking to terminate this Agreement pursuant to this clause (b) shall not have initiated such proceeding or taken any action in support of such proceeding;

(c) by either the Sellers’ Representative or the Purchaser, by written notice delivered to the other (provided that notice to the Sellers’ Representative by the Purchaser shall constitute notice for this Section 9.1(c)), if the Closing shall not have occurred within six (6)

months from the date hereof, unless the reason for the failure to close within such six (6) month period is attributable to the Parties awaiting receipt of any Governmental Approvals, in which case the Parties’ ability to terminate this Agreement pursuant to this Section 9.1(c) shall not arise unless Closing shall not have occurred within fifteen (15) months from the date hereof (the “Outside Termination Date”); provided that, irrespective of when the CJV Business License is received (so long as it is received prior to the Outside Termination Date) the Parties agree that the Closing shall occur within three (3) months from the date of receipt of the CJV Business License, so long as all Closing Conditions have been satisfied, or waived by the relevant Party; and provided, further that, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to (i) the Sellers’ Representative/Sellers if the failure of any Seller or any Group Company to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Termination Date, or (ii) the Purchaser, if the failure of the Purchaser to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Termination Date;

(d) by the Purchaser, by written notice to the Sellers’ Representative, if (i) there has been a breach of any representation, warranty, covenant or agreement of the Sellers or the Company contained in this Agreement that would, individually or in the aggregate, result in a failure of a condition set forth in Section 8.4(a) or Section 8.4(b) on any date prior to the Closing Date (it being understood that, for purposes of this Section 9.1(d), such date prior to the Closing Date shall be substituted for the Closing Date in determining whether the conditions contained in Section 8.4(a) or Section 8.4(b) have been satisfied) and (ii) such breach cannot be or has not been cured within 15 days after written notice is provided to the Sellers’ Representative of such breach (it being understood that the Purchaser may not terminate this Agreement pursuant to this Section 9.1(d) if such breach by the Sellers is so cured within such 15-day period); provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured;

(e) by the Sellers’ Representative, by written notice to the Purchaser if (i) there has been a breach by the Purchaser of any representation, warranty, covenant or agreement contained in this Agreement that would, individually or in the aggregate, result in a failure of a condition set forth in Section 8.5(a) or Section 8.5(b) on any date prior to the Closing Date (it being understood that, for purposes of this Section 9.1(e), such date prior to the Closing Date shall be substituted for the Closing Date in determining whether the conditions contained in Section 8.5(a) or Section 8.5(b) have been satisfied) and (ii) such breach cannot be or has not been cured within 15 days after written notice is provided to the Purchaser of such breach (it being understood that the Sellers may not terminate this Agreement pursuant to this Section 9.1(e) if such breach by the Purchaser is so cured within such 15-day period); provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured; or

(f) by Purchaser, for any other reason, subject to the provisions of Section 9.2(b).

Section 9.2 Effect of Termination and Abandonment; Down Payment. In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to this Article IX:

(a) this Agreement shall become void and of no effect with no liability on the part of any Party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, that (except with regard to the circumstances giving rise to the provisions of Section 9.2(b)) no such termination shall relieve any Party hereto of any liability or Damages resulting from (i) any willful breach, or any fraud, willful misconduct or intentional misrepresentation resulting in a breach, of any representations or warranties contained in this Agreement or (ii) any breach of any covenant or agreement contained in this Agreement; and provided further, that Section 7.2, this Section 9.2 and the provisions of Article XI shall survive any such termination and shall remain in effect; and

(b) notwithstanding anything to the contrary in this Agreement, Sellers’ right to receive the Down Payment pursuant to Section 6.18 and this Section 9.2(b) constitutes Sellers’ liquidated damages hereunder and shall be the sole and exclusive remedy of Sellers against Purchaser or any of its Affiliates in the event of termination of this Agreement by Purchaser for any and all Damages that Sellers or the Group Companies may suffer based upon, resulting from or arising out of the circumstances giving rise to such termination (excluding any Damages of Sellers related to or arising out of Purchaser’s breach of any confidentiality obligations hereunder). Upon payment of the Down Payment in accordance with this Agreement, Purchaser shall have no further Liability or obligations relating to or arising out of this Agreement, any of the Transaction Documents or the transactions contemplated by this Agreement. For the avoidance of doubt, (i) Sellers hereby forever release and discharge Purchaser, its Affiliates and each of their respective officers, directors, employees, agents and equity holders from and against any and all claims for any Damages in addition to the Down Payment related to or arising out of Purchaser’s termination of this Agreement, the Transaction Documents or failure to consummate the transactions contemplated hereby (excluding any Damages of Sellers related to or arising out of Purchaser’s breach of any confidentiality obligations hereunder).

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.1 Survival.

(a) The representations and warranties contained in Article III, Article IV and Article V hereof shall survive the Closing until the second anniversary of the Closing Date; provided, however, that:

(i) the representations and warranties in Section 3.1 (Basic Representations and Warranties), Section 4.1 (Basic Representations and Warranties) and Section 4.2(b) (Consents and Approvals; No Violations), (such representations and warranties by the Sellers, collectively, the “Fundamental Seller Representations and Warranties”) and the representations and warranties in Section 5.1 (Organization and Qualification), Section 5.2 (Authority Relative to the Transaction Documents), and Section 5.3 (Consents and Approvals; No Violations) (such representations and warranties by the Purchaser, collectively, the “Fundamental Purchaser Representations and Warranties”) shall survive the Closing indefinitely or until the latest date permitted by Law;

(ii) the representations and warranties in Section 3.3 (Legal Representations and Warranties) shall survive the Closing until the fifth anniversary of the Closing Date;

(iii) the representations and warranties in Section 3.5 (Tax Representations and Warranties) shall survive the Closing until the expiration of the statute of limitations relating to any possible enforcement action by any relevant tax authorities in relation to the matters addressed in Section 3.5; and

(iv) the representations and warranties in Section 3.4 (Labor Representations and Warranties) shall survive the Closing until the third anniversary of the Closing Date.

(b) The covenants, agreements and other obligations contained in this Agreement, and the indemnification obligations of the Parties with respect thereto, shall survive the Closing indefinitely or until the latest date permitted by Law, except that covenants and agreements that apply to a specified shorter period shall survive for such specified shorter period; provided, however, that for such covenants and agreements that survive for such specified shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by Law.

(c) No Party shall be liable for any Damages with respect to the matters set forth in this Article X unless a claim is timely asserted prior to the expiration of the survival period specified in Section 10.1; provided, however, that if a notice of a claim is timely given under this Article X then such indemnification obligation shall continue to survive past expiration of such survival period until such claim has been satisfied or otherwise resolved as provided in this Article X.

Section 10.2 The Sellers’ Indemnification Obligations. Subject to the terms and conditions of this Article X, prior to the Closing, the Sellers shall jointly and severally indemnify, defend and hold harmless, the Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties” and each a “Purchaser Indemnified Party”) harmless against and from all Damages suffered, sustained or incurred by any Purchaser Indemnified Party, relating to, as a result of, arising out of, or by virtue of the following (without duplication and so long as the underlying claim is not subject to Section 10.7):

(a) any inaccuracy in or breach of any representation and warranty made by any of the Sellers or in any closing document delivered to the Purchaser by such Persons in connection herewith (both when made and as if such representation or warranty were made as of the Closing Date), in all cases without giving effect to any qualifications as to materiality (including Material Adverse Effects or Material Adverse Changes) contained in such representations and warranties;

(b) any breach by any of the Sellers or the Sellers’ Representative of, or failure by any of the Sellers or the Sellers’ Representative to comply with, any covenant or obligation under this Agreement to be performed by any of the Sellers or the Sellers’ Representative (including their obligations under this Article X);

(c) any claim relating to any inaccuracy (i) of any Pro-Rata Allocation or (ii) regarding the distribution of the Purchase Price or any other amounts payable under this Agreement among the Sellers;

(d) any claim relating to fraud, willful misconduct or intentional misrepresentation by any of the Sellers or the Sellers’ Representative;

(e) any Liability relating to, arising out of or in connection with any act or transaction effected by or on behalf any of the Group Companies involving a violation of any anti-bribery or corrupt practice Law of the PRC or any other applicable jurisdictions;

(f) any Liability relating to any Excluded Property;

(g) any Liability relating to GuBang or any other historical subsidiary of the Company that is excluded from the Acquisition; and

(h) any Liability relating to the ESOP Plan, GCMT or the failure of Sellers or the Company to procure the approval of the GCMT Shareholders of the transactions contemplated hereby or the termination of the ESOP Plan in accordance with PRC Law; and

(i) any Liability relating to any unpaid payables incurred by the Company in connection with the consustruction, design or any other services provided to the Company in connection with the New Facility.

Section 10.3 Purchaser’s Indemnification Obligations. Subject to the terms and conditions of this Article X, prior to the Closing, the Purchaser shall indemnify, defend and hold harmless, each Seller against and from all Damages suffered, sustained or incurred by such Seller as a result of, arising out of, or by virtue of:

(a) any inaccuracy in or breach of any representation and warranty made by the Purchaser herein, in all cases without giving effect to any qualifications as to materiality (including Material Adverse Effects or Material Adverse Changes) or similar qualifications contained in such representations and warranties;

(b) any breach by the Purchaser of, or failure by the Purchaser to comply with, any covenant or obligation under this Agreement to be performed by the Purchaser (including its obligations under this Article X); and

(c) any claim relating to fraud, willful misconduct or intentional misrepresentation by the Purchaser.

Section 10.4 Certain Indemnification Limitations. Except for Damages resulting from claims brought on the basis of any inaccuracy in or breach of the Fundamental Seller Representations and Warranties, the Fundamental Purchaser Representations and Warranties or on the basis of fraud or willful misconduct:

(a) The Purchaser Indemnified Parties shall not be entitled to recover under Section 10.2(a) until the total amount of Damages which the Purchaser Indemnified Parties would recover under this Article X exceeds an aggregate amount equal to five million Renminbi (RMB 5,000,000.00) (the “Seller Deductible”), in which case the Purchaser Indemnified Parties will be entitled to recover the aggregate amount of such Damages in excess of the Seller Deductible; provided, however, that the aggregate amount of indemnification that the Purchaser Indemnified Parties may be entitled to recover to satisfy claims under Section 10.2(a) or Section 10.2(e) shall be an amount equal to two hundred eighty million Renminbi (RMB (280,000,000.00) (the “Cap”); and provided further that, any Damages to which the Purchaser Indemnified Parties are entitled to recovery hereunder arising out of breaches of Sections 3.1, 3.2(c), 3.2(j), 3.3(c), 3.5 and 4.1 shall not be subject to the Cap.

(b) The Sellers shall not be entitled to recover under Section 10.3(a) until the total amount of Damages which the Sellers would recover under this Article X exceeds an aggregate amount equal to RMB five million Renminbi (RMB 5,000,000.00) (the “Purchaser Deductible”), in which case the Sellers will be entitled to recover the aggregate amount of such Damages in excess of the Purchaser Deductible; provided, however, that the aggregate amount of indemnification that the Sellers may be entitled to recover to satisfy claims under Section 10.3(a) shall be an amount equal to the Cap.

Section 10.5 Claims Unaffected by Investigation. The right of a Purchaser Indemnified Party or a Seller to indemnification or to assert or recover on any claim (including in relation to Taxes) shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with, any of the representations, warranties, covenants, or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements, except to the extent such waiver explicitly states that it is intended to limit such right to indemnification or other remedies.

Section 10.6 Notice and Procedure.

(a) This Section 10.6 shall not apply to any Tax Proceedings described in Section 6.3(d). In the event that any Legal Proceedings are instituted by a third party or any claim or demand is asserted or threatened against or sought to be collected from a Person who is seeking indemnity under any provision of this Agreement (the “Indemnitee”) by a third party, in each case for which the party from whom indemnity is sought (the “Indemnitor”) may have liability to any Indemnitee hereunder (a “Third Party Claim”), such Indemnitee shall promptly following such Indemnitee’s receipt of a Third Party Claim, notify the Indemnitor in writing of such Third Party Claim (a “Claim Notice”); provided, however, that the failure to give a timely Claim Notice shall not affect the rights of an Indemnitee hereunder, except if the Indemnitor was prejudiced thereby and then only to the extent of such prejudicial effect on the defenses or other rights available to the Indemnitor with respect to such Third Party Claim. The Indemnitor shall have 30 days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnitee that it desires to defend the Indemnitee against such Third Party Claim.

(b) In the event that the Indemnitor notifies the Indemnitee within the Notice Period that it desires to defend the Indemnitee against a Third Party Claim, (i) the Indemnitor shall have the right to defend the Indemnitee by appropriate proceedings and shall have the sole power to direct and control such defense, with counsel of its choosing, at its expense (which choice of counsel shall be subject to the Indemnitee’s prior written consent, not to be unreasonably withheld), (ii) the Indemnitor shall use its reasonable best efforts to defend diligently such Third Party Claim, (iii) the Indemnitee, prior to the period in which the Indemnitor assumes the defense of such matter, may take such reasonable actions to preserve any and all rights with respect to such matter, without such actions being construed as a waiver of the Indemnitee’s rights to defense and indemnification pursuant to this Agreement, but with such actions not being determinative of the amount of any Damages and (iv) the Indemnitor shall be deemed to have agreed that it shall indemnify the Indemnitee for all Damages resulting from such Third Party Claim pursuant to and subject to the conditions of this Article X. Once the Indemnitor has duly assumed the defense of a Third Party Claim, the Indemnitee shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnitee may participate in any such defense at its expense; provided, however, that such Indemnitee shall be entitled to participate in any such defense with separate counsel at the reasonable expense of the Indemnitor if, (A) so requested by the Indemnitor to participate or (B) in the reasonable opinion of counsel to the Indemnitee, a conflict or potential conflict exists between the Indemnitee and the Indemnitor that would make such separate representation advisable; and provided, further, that the Indemnitor shall not be required to pay for more than one such counsel for all Indemnitees in connection with any Third Party Claim. The Indemnitor shall not, without the prior written consent of the Indemnitee, settle, compromise or offer to settle or compromise any Third Party Claim, unless such settlement or compromise includes an express, complete and unconditional release of the Purchaser and each Purchaser Indemnified Party, places no restrictions on Purchaser or their Affiliates and does not include a finding or admission of a violation of Law by the Purchaser or any Purchaser Indemnified Party. Notwithstanding the foregoing, if a Third Party Claim (i) seeks relief other than the payment of monetary damages or would result in the imposition of a consent order, injunction or decree that would materially restrict the future activity or conduct of the Indemnitee or any of its Affiliates or (ii) would result in any monetary liability of the Indemnitee that will not be fully paid or reimbursed by the Indemnitor, then, in each such case, the Indemnitee alone shall be entitled to contest, defend, compromise and settle (subject, with respect to any such settlement, to obtaining the consent of the Indemnitor, such consent not to be unreasonably withheld or delayed) such Third Party Claim in the first instance and, if the Indemnitee does not contest, defend, compromise or settle such Claim, the Indemnitor shall then have the right to contest and, defend (but not settle or compromise) such Third Party Claim. In such event, the Indemnitor (A) shall be entitled to participate in any such defense with separate counsel; and (B) after assuming the defense of a Third Party Claim, if the Indemnitee fails to take reasonable steps necessary to defend diligently such Third Party Claim after receiving written notice from the Indemnitor to the effect that the Indemnitee has so failed, the Indemnitor shall have the right but not the obligation to assume such defense and shall have the sole power to direct and control such defense.

(c) If the Indemnitor (i) does not elect to defend the Indemnitee against a Third Party Claim, whether by not giving the Indemnitee timely notice of its desire to so defend or otherwise or (ii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim after receiving written notice from the Indemnitee to the effect that the Indemnitor has so failed, the Indemnitee shall have the right but not the obligation to assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing, at the expense of the Indemnitor; it being understood that the Indemnitee’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim or by failure to give notice. The Indemnitee shall not settle a Third Party Claim without the consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed.

(d) The Indemnitee and the Indemnitor shall cooperate in the conduct of the defense of a Third Party Claim, including by providing reasonable access, upon prior notice, to each other’s relevant business records and other documents, and employees.

(e) The Indemnitee and the Indemnitor shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(f) In the event any Indemnitee has a claim against any Indemnitor that does not involve, or no longer involves, a Third Party Claim, the Indemnitee shall deliver a notice of such claim (a “Direct Claim Notice”) and the amount of the applicable Damages or an estimate of the amount of the applicable Damages (if reasonably practicable) with reasonable promptness to the Indemnitor. If the Indemnitor notifies the Indemnitee that it does not dispute the claim described in the Direct Claim Notice or otherwise fails to notify the Indemnitee, in either case within 30 days after the Direct Claim Notice is delivered in accordance with this Agreement, the Damages in the amount specified in such Direct Claim Notice will be conclusively deemed a liability of the Indemnitor and the Indemnitee shall be entitled to recover the amount of such Damages from the Indemnitor in accordance with the terms and conditions of this Article X. If the Indemnitor has timely disputed its liability with respect to such claim, the Indemnitor and the Indemnitee will proceed in good faith to negotiate a resolution of such dispute and if no such resolution is reached, to arbitrate such dispute pursuant to Section 11.7.

Section 10.7 Tax Indemnity. The indemnification obligations of the Parties in respect of Taxes are not subject to the provisions of Sections 10.2, 10.3, 10.4 or 10.6. The Sellers shall be liable for and indemnify, defend and hold harmless, jointly and severally, the Purchaser Indemnified Parties from, against and in respect of any Taxes and Tax Claims resulting from, arising out of or relating to: (i) any Taxes imposed on any Group Company with respect to any Pre-Closing Period and any Taxes attributable to any Straddle Period to the extent such Taxes are related to the Pre-Closing Period, (ii) any breach or inaccuracy of a representation, warranty or covenant with respect to Taxes set forth herein without giving effect to any qualifications as to materiality (including Material Adverse Effects or Material Adverse Changes) or similar qualifications contained in such representations and warranties, (iii) any and all Taxes of any Person imposed on any Group Company as a transferee, successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing Date, (iv) any off-book or otherwise inappropriately classified or recorded sales or purchase transactions resulting in underreporting of revenue or profits or Taxes of any Group Company, (v) any violation of applicable Laws relating to VAT invoices; and (vi) the Transfer Taxes and any withholding obligation or liability relating to or arising out of the Transfer Taxes.

Section 10.8 Right Of Offset. The Purchaser may offset any amounts to which any Purchaser Indemnified Party may be entitled under this Agreement against amounts otherwise payable by the Purchaser under this Agreement or the Transaction Documents. Neither the exercise, nor the failure to exercise, of such right of offset shall constitute an election of remedies or limit any Purchaser Indemnified Party in any manner in the enforcement of any other remedies that may be available to it hereby.

Section 10.9 Specific Performance. The Parties agree that irreparable damage will occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached prior to the Closing. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement prior to the Closing, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether at law or in equity, including monetary damages) to seek and obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach without proving actual damages or posting a bond.

Section 10.10 Indemnity Payment. Any monetary damages subject to indemnification pursuant to this Article X shall be satisfied by payment of the relevant amount by the Indemnitor(s) to the Indemnitee(s) by wire transfer of immediately available funds within ten (10) Business Days after (i) the date of the final and non-appealable Order by a court of competent jurisdiction, final decision by a Governmental Entity in the event of administrative proceedings (provided that any a judicial proceeding is not proposed or initiated or the Sellers’ Representative decides not to initiate such judicial proceeding), or the date of the final arbitration award, as the case may be, with respect of the Third Party Claim, or (ii) the date an agreement has been reached between (1) the indemnifiable party and the third party in accordance with the terms of this Agreement with respect to a Third Party Claim or (2) the Parties with respect to a Direct Claim, or (iii) the receipt of a Direct Claim Notice that remains undisputed by the Indemnitor as provided in Section 10.6(f), or (iv) the date of the arbitration award rendered with respect to any dispute pursuant to Section 11.7 of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Sellers’ Representative.

(a) The Sellers hereby authorize the following with respect to the Sellers’ Representative:

(i) Each Seller acknowledges and agrees that the Sellers’ Representative has and shall have full power and authority to take all actions under this Agreement that are referenced as to be taken by the Sellers’ Representative herein. All actions required to be taken pursuant to this Agreement by the Sellers’ Representative shall be deemed to be on behalf of all the Sellers and, as applicable, prior to Closing, the Company, and prior to the Closing, the Sellers and the Company agree to be jointly and severally liable therefor and from and after the Closing, the Sellers agree to be jointly and severally liable therefor. The Sellers’ Representative shall take any and all actions which it believes are reasonably necessary or appropriate under this Agreement, including, but not limited to, giving and receiving any notice or instruction permitted or required under this Agreement, interpreting all of the terms and provisions of this Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein for all out-of-pocket fees and expenses and other obligations of, or incurred by, the Sellers’ Representative in connection with this Agreement, defending all indemnity claims pursuant to Article X (each, an “Indemnity Claim”), taking any and all other actions specified in or contemplated by this Agreement. Without limiting the generality of the foregoing, the Sellers’ Representative shall have the full power and authority to interpret all of the terms and provisions of this Agreement and to consent to any amendment hereof or thereof on behalf of all the Sellers in his capacity as Sellers’ Representative.

(ii) The Sellers’ Representative shall receive all notices or documents given or to be given to the Sellers or the Sellers’ Representative pursuant hereto and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement.

(iii) The Sellers’ Representative shall engage counsel, and such accountants and other advisors and incur such other reasonable Expenses in connection with the Transaction Documents and the transactions contemplated hereby or thereby as the Sellers’ Representative may in its sole discretion deem appropriate;

(iv) After the Effective Time, the Sellers’ Representative shall take such action as the Sellers’ Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of the Purchaser contained in this Agreement or in any document delivered by the Purchaser pursuant hereto; (B) receiving all documents or certificates and making all determinations, in its capacity as Sellers’ Representative, required under this Agreement; and (C) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement, including the defense and settlement of any claims for which indemnification is sought pursuant to Article X and any waiver of any obligation of the Purchaser.

(v) The Sellers’ Representative shall have no duties to any of the Sellers or liability to any of the Sellers, other than as expressly set forth in this Agreement, with respect to any action taken, decision made or instruction given by the Sellers’ Representative in connection with the Transaction Documents while acting in good faith and in the exercise of reasonable judgment.

(vi) The Sellers’ Representative shall have reasonable access to information concerning any Indemnity Claim which is in the possession, custody or control of each Group Company and the reasonable assistance of the Purchaser and the Group Companies’ officers and employees for purposes of performing the Sellers’ Representative’s duties under this Agreement, including for the purpose of evaluating any Indemnity Claim; provided that the Sellers’ Representative shall treat confidentially and shall not disclose, except in connection with enforcing its rights under this Agreement, any nonpublic information provided by or on behalf of the Purchaser or any of its Affiliates or concerning any Indemnity Claim to anyone (except to the Sellers’ Representative’s attorneys, accountants or other advisers, to the Sellers and on a need-to-know basis to other individuals who agree to keep such information confidential).

(vii) In the performance of his duties hereunder, the Sellers’ Representative shall be entitled to (A) rely in good faith upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Seller or any Party hereunder and (B) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(viii) A majority in interest of the Sellers shall have the right at any time to remove the then-acting Sellers’ Representative to appoint a successor Sellers’ Representative; provided, however, that neither such removal of the then-acting Sellers’ Representative nor such appointment of a successor Sellers’ Representative shall be effective until such Sellers have executed a document causing such removal and appointment, together with an acknowledgement signed by the successor Sellers’ Representative appointed in such document that he, she or it accepts the responsibility of successor Sellers’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Sellers’ Representative. For all purposes hereunder, a majority in interest of the Sellers shall be determined on the basis of each Seller’s allocation set forth in Schedule 2.2. Each successor Sellers’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Sellers’ Representative, and the term “Sellers’ Representative” as used herein shall be deemed to include any interim or successor Sellers’ Representative.

(ix) The appointment of the Sellers’ Representative hereunder is irrevocable, subject to Section 11.1(a)(ix), and any action taken by the Sellers’ Representative pursuant to the authority granted in this Section 11.1 shall be effective and absolutely binding as the action of the Sellers and the Sellers’ Representative under this Agreement.

(b) The Purchaser shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by, and the actions of, or the failure to act by, the Sellers’ Representative. The Purchaser shall not be liable to any Seller for Damages sustained by any such Person, arising out of or related to the performance of, or failure to perform by, the Sellers’ Representative of its obligations set forth in this Agreement, as applicable, nor shall the actions of, or the failure to act by, the Sellers’ Representative be used as a defense against any claim for Damages made by a Purchaser Indemnified Party pursuant to this Agreement.

Section 11.2 Fees and Expenses. Unless otherwise specifically provided pursuant to this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided that if this Agreement is terminated by a Party pursuant to Section 9.1(d) or Section 9.1(e) the non-terminating Party shall pay the expenses incurred by the other Party in connection with this Agreement. In the event litigation (where expressly permitted) or arbitration between the Parties arises out of this Agreement, the losing Party will pay all reasonable costs and expenses incurred by the prevailing Party in connection with such litigation or arbitration, including reasonable attorneys’ fees and costs.

Section 11.3 Entire Agreement; Amendment; Assignment

(a) This Agreement (including the Schedules and Exhibits hereto) and the other Transaction Documents constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. The Schedules and Exhibits identified in this Agreement (including the Disclosure Schedule as of the date hereof) are incorporated herein by reference and made an integral part hereof.

(b) This Agreement may not be amended, supplemented, or otherwise modified except by an instrument in writing duly executed by the Sellers’ Representative and the Purchaser. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

(c) Any Party may assign this Agreement, or any of the rights or interests, or delegate any of its obligations, hereunder, only upon the prior written consent of all other Parties; provided, however, that the Purchaser shall have the right, without the consent of the Sellers’ Representative or the Sellers, to assign all or any portion of its rights, duties and obligations under this Agreement (a) to any direct or indirect subsidiary of the ultimate parent corporation (or other similar entity) of the consolidated group that includes the Purchaser or (b) in connection with the sale of all or substantially all of the capital stock or assets of the Purchaser. Any attempted assignment or delegation in violation of this Section 11.3(c) shall be null and void.

Section 11.4 Extension; Waiver. At any time prior to the Effective Time, each Party hereto (with the Sellers’ Representative being allowed to act hereunder on behalf of all the Sellers) may: (i) extend the time for the performance of any of the obligations or other acts of the other Party; (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document, certificate or writing delivered pursuant hereto; or (iii) waive compliance by the other Party with any of the agreements or conditions contained herein. Any agreement on the part of any Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing duly signed on behalf of such Party by the Purchaser or the Sellers’ Representative, as applicable. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless it is in writing and signed by the other Party (with the Sellers’ Representative being allowed to act hereunder on behalf of all the Sellers), (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.5 Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed effectively given only when personally delivered, when received by facsimile, other electronic means or overnight delivery via a reputable courier service, in each case, addressed as follows:

if to the Purchaser:	H. B. Fuller Company
1200 Willow Lake Blvd.
St. Paul, Minnesota (USA) 55110-5101
Facsimile: 001-651-236-5426
Attn: Chief Financial Officer

with copies to:	H. B. Fuller Company
1200 Willow Lake Blvd.
St. Paul, Minnesota (USA) 55110-5101
Facsimile: 001-651-236-5426
Attn: General Counsel

and:	Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Facsimile: (612) 766-1600
Attn: George D. Martin

if to the Sellers’
Representative:	Mr. ZHAI Haichao
5 Shuangyuan Road, Badachu High Technology Zone, Beijing, PRC
Facsimile: 86-10-6886 5252
Email: zhai@tonsan.com

with a copy to:	Ms. WANG Bing
5 Shuangyuan Road, Badachu High Technology Zone, Beijing, PRC
Facsimile: 86-10-6886 5252
Email: wangbing@ts.com.cn

with a copy to:	Mr. LIN Xinsong
5 Shuangyuan Road, Badachu High Technology Zone, Beijing, PRC
Facsimile: 86-10-6886 5252
Email: linxinsong@ts.com.cn

with a copy to:	Mr. LI Yinbai
5 Shuangyuan Road, Badachu High Technology Zone, Beijing, PRC
Facsimile: 86-10-6886 5252
Email: liyinbai@tonsan.com

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above. Notice given by a Party’s counsel shall be considered notice given by that Party. Delivery to the Sellers’ Representative in accordance with this Section 11.5, shall be deemed to be effective delivery as to each of the Sellers.

Section 11.6 Governing Law. The Parties agree that this Agreement shall be governed by and construed in accordance with the Laws of the PRC, excluding any rule or principle that might refer the governance or the construction of this Agreement to the laws of another jurisdiction.

Section 11.7 Arbitration

(a) Except as otherwise expressly set forth in this Agreement, all disputes, claims, controversies or differences arising out of or related to this Agreement that are not settled by mutual agreement through friendly consultations within sixty (60) days from the date that written notice shall have been delivered by one Party to the other Parties shall be exclusively and finally settled by binding arbitration. Said arbitration shall be conducted in Hong Kong under the auspices of HKIAC in accordance with the HKIAC Administered Arbitration Rules then in effect, except as such rules or procedures may be modified hereby. There shall be three (3) arbitrators, one of whom shall be chosen by Purchaser, another of whom shall be chosen by Sellers’ Representative (on behalf of all Sellers) and the third of whom shall be chosen by the Secretary General of the HKIAC. If one Party fails to appoint an arbitrator within thirty (30) days of receiving notice of the appointment of an arbitrator by the other Party, that arbitrator shall be appointed by the Secretary General of the HKIAC. None of the arbitrators may be a citizen or national of either the U.S. or the PRC. Each Party shall bear its own expenses in connection with the said arbitration, including without limitation, the charges by the arbitrators, attorney fees, costs for witnesses, as well as reasonable accommodation and travel expenses. The languages of the arbitration shall be, and the award shall be rendered in, both English and Mandarin Chinese. The Parties to the arbitration shall stipulate a neutral official translator for the arbitration proceedings. If the Parties are unable to agree on an official translator, then the arbitral tribunal may appoint one. Nothing in this Article shall be read to restrict either Party’s right to bring its own translator to any arbitral proceedings. Pursuant to Section 11.1 of this Agreement, the Sellers’ Representative shall represent all the Sellers before any arbitral tribunal.

(b) The Parties acknowledge and agree that this Section 11.7 is an integral part of this Agreement that has been bargained for by the Parties.

(c) The Parties agree that the arbitration shall be kept confidential and its elements (including, without limitation, the arguments of the Parties, evidence, reports and other third parties’ manifestations and any other documents submitted or exchanged during the course of the arbitration) shall only be disclosed to the arbitrators, to the Parties and their attorneys, or to any other Person necessary to conduct the arbitration; provided, however, that such elements may be disclosed by any Party in order to comply with obligations imposed by applicable Law or by any Governmental Entity.

(d) To the extent that the Purchaser or any of its Affiliates seek an interim, emergency, preliminary or temporary injunction with a court of competent jurisdiction as contemplated by Section 6.7(c) of this Agreement, the Parties acknowledge and agree that the final resolution of any dispute arising out of a Restricted Person’s breach of any of the covenants set forth in Section 6.7 may be finally settled by binding arbitration pursuant to this Section 11.7.

(e) The arbitral tribunal shall render an award within six (6) months from the date of the appointment of the arbitral tribunal, unless the Parties otherwise agree in writing or the arbitral tribunal determines that an extension is necessary. The arbitral award shall be in writing and shall state the facts of the dispute and the grounds upon which it is based. The arbitral award shall be final and binding on the Parties, enforceable in accordance with its terms, and not subject to any appeal. Judgment upon any award rendered by the arbitral tribunal may be entered by any court having jurisdiction over the relevant Party or Parties or its or their assets, or an application may be made to such court for judicial recognition of the award or an order of enforcement thereof, as the case may be. Such award shall be enforced, inter alia, in accordance with the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards and the Arrangement between the Mainland and the Hong Kong Special Administration Region on the Mutual Enforcement of Arbitral Awards, if applicable. Each Party hereby waives any objection that it may have to any courts of competent jurisdiction on the grounds of inconvenient forum. The Parties consent to service of process in the manner provided by Section 11.5 hereof.

Section 11.8 Divisions and Headings. The division of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

Section 11.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement other than the third party rights under Article X.

Section 11.10 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 11.11 Counterparts; Language. This Agreement may be executed in counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or other electronic means shall constitute effective execution and delivery of this Agreement as to the

Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for any purposes whatsoever. This Agreement is executed in both Chinese and English language, which shall have equal effect.

Section 11.12 Interpretation.

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns contained in this Agreement encompass the masculine as well as to the feminine and neuter genders of such terms. Unless otherwise, indicated, the terms “day” and “days” mean and refer to calendar day(s) and the terms “year” and “years” mean and refer to calendar year(s). Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time, amended, qualified or supplemented, including (in the case of Contracts and instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

Section 11.13 Time of Essence . Time is of the essence in the performance of this Agreement.

Section 11.14 Confidentiality.

(a) Neither Purchaser nor its Affiliates shall disclose, directly or indirectly, any documents, work papers or other materials of a confidential or proprietary nature related to the Sellers or the Group Companies (including any information obtained in connection with the entering into of this Agreement) and shall have all such information kept confidential; provided, however, that the Purchaser may disclose any such information (i) that is or becomes generally available to the public other than as a result of disclosure by such Purchaser or its Affiliates, (ii) that is or becomes available to such Purchaser on a non-confidential basis from a source that is not bound by a confidentiality obligation to the Sellers or any Affiliate of the Sellers or (iii) with the prior written approval of the Sellers’ Representative; provided, further, that to the extent that such Purchaser or its Affiliates may become legally compelled to disclose any such information by any Governmental Entity or if such Purchaser or its Affiliates is advised by counsel that disclosure is required in order to avoid violating any Laws, such Purchaser or its Affiliates may disclose such information but only after, if applicable or relevant, such Person has used all commercially reasonable efforts to afford the Sellers’ Representative, at its sole cost and expense, the opportunity to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; provided, further, that the Purchaser may disclose such information to the extent necessary to comply with applicable Law or regulation, in connection with any required Tax disclosures or to enforce its rights under this Agreement; and provided, further, that after the Closing, this Section 11.14 shall not prohibit or restrict or otherwise limit the use or disclosure by the Purchaser and its Affiliates of any documents, work papers or other materials or information related to the Group Companies.

(b) The Sellers and their Affiliates (which shall, for the purposes of this Section 11.14(b) include, prior to the Closing, the Group Companies) shall not disclose, directly or indirectly, any documents, work papers or other materials of a confidential or proprietary nature related to the Purchaser or their Affiliates (which shall, for the purposes of this Section 11.14(b) include, after the Closing, the Group Companies) (including any information obtained in connection with the entering into of this Agreement) and shall have all such information kept confidential; provided, however, the Sellers or their Affiliates may disclose any such information (i) that is or becomes generally available to the public other than as a result of disclosure by any of the Sellers or their Affiliates, (ii) that is or becomes available to the Sellers or their Affiliates on a non-confidential basis from a source that is not bound by a confidentiality obligation to the Purchaser or their Affiliates or (iii) with the prior written approval of the Purchaser; provided, further, that to the extent that any Seller or its Affiliates may become legally compelled to disclose any such information by any Governmental Entity or if the Sellers or their Affiliates is advised by counsel that disclosure is required in order to avoid violating any Laws, the Sellers or their Affiliates may disclose such information but only after, if applicable or relevant, such Person has used all commercially reasonable efforts to afford the Purchaser, at their sole cost and expense, the opportunity to obtain an appropriate protective order, or other satisfactory assurance of confidential treatment, for the information required to be disclosed; and provided, further, that the Sellers and their Affiliates may disclose such information to the extent necessary to comply with applicable Law or regulation, in connection with any required Tax disclosures or to enforce its rights under this Agreement.

(c) Upon execution hereof, the terms of this Section 11.14, shall supersede in all respects the terms of the Confidentiality Agreement.

* * *

[Signature page(s) follow.]

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement or caused this Agreement to be duly executed on its behalf as of the day and year first above written.

THE PURCHASER:

H.B. FULLER SINGAPORE PTE., LTD.

By:	/s/ James J. Owens
Name:	James J. Owens
Title:	Authorized Representative

SELLER A:

By:	/s/ ZHAI Haichao
Name:	ZHAI Haichao

SELLER B:

By:	/s/ WANG Bing
Name:	WANG Bing

SELLER C:

By:	/s/ LIN Xinsong
Name:	LIN Xinsong

SELLER D:

By:	/s/ LI Yinbai
Name:	LI Yinbai

[Equity Purchase Agreement Signature Page]

SELLER E:

By:	/s/ ZHAI Haichao
Name:	ZHAI Haichao
Title:	Authorized Representative

SELLERS’ REPRESENTATIVE:

By:	/s/ ZHAI Haichao
Name:	ZHAI Haich

[Equity Purchase Agreement Signature Page]